Filed pursuant to Rule 424(b)(3)
Registration No. 333-280990

HASHDEX NASDAQ CRYPTO INDEX US ETF

SUPPLEMENT NO. 7 DATED SEPTEMBER 25, 2025

TO THE PROSPECTUS DATED FEBRUARY 13, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hashdex Nasdaq Crypto Index US ETF (the “Trust”), dated February 13, 2025 (the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-280990) declared effective by the Securities and Exchange Commission (the “SEC”) on February 13, 2025 (as amended, the “Registration Statement”).

The purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to disclose that, on or about September 25, 2025, relying on the SEC’s “Order Granting Accelerated Approval of Proposed Rule Changes, as Modified by Amendments Thereto, to Adopt Generic Listing Standards for Commodity Based Trust Shares”, issued on September 17th, 2025 (File No. SR-NASDAQ-2025-056) (the “Order”), the Trust will hold all crypto assets that are eligible under the Order and are constituents of the Index, and to make corresponding changes in the disclosure.

Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Prospectus are indicated with bold, underlined text and deletions are indicated with ~~strikethrough~~. All page, paragraph and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contains important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

HASHDEX NASDAQ CRYPTO INDEX US ETF

Hashdex Nasdaq Crypto Index US ETF (the “Trust”) is designed to provide investors with price exposure to certain crypto assets, namely, those included in the Nasdaq Crypto US Settlement Price™ Index (NCIUSS) (the “Index”). NCIUSS is a daily closing value of the Nasdaq Crypto US™ Index (NCIUS), which is designed to measure the performance of a material portion of the overall crypto asset market. The Trust issues shares representing units of fractional undivided beneficial interests (“Shares”) that are expected to trade, subject to notice of issuance, on The Nasdaq Stock Market, LLC (the “Exchange”) under the symbol “NCIQ”. Shares can be purchased and sold by investors through their broker-dealer. Under its current investment objective, the Trust is limited to holding crypto assets which satisfy the criteria set forth under “Index Constituents Criteria” ~~the Trust is limited to holding only two components: bitcoin and ether~~. Purchasing Shares of the Trust is subject to the risks of crypto assets and crypto asset markets as well as the additional risks of investing in the Trust.

The Trust’s investment objective is for changes in the Shares’ net asset value (“NAV”) to reflect the daily changes of the Index, less expenses and liabilities of the Trust, by investing in eligible Index Constituents ~~(“Index Constituents”), which are only bitcoin and ether~~. Because the Trust’s investment objective is to track the price of the Index, changes in the price of the Shares may vary from changes in the Index Constituents’ prices.

As outlined in the “Index Methodology” section below, the Index adjusts its constituents and weightings on a quarterly basis to reflect changes in the crypto asset market. Consequently, new crypto assets may be added to or removed from the Index over time. When this occurs, the Sponsor will endeavor to maintain a full replication investment strategy and replicate the Index’s holdings. However, there may be circumstances preventing the Trust from fully replicating the Index’s holdings, which could affect its ability to meet its investment objective. As of the date of this prospectus, certain crypto assets included in the Index (such as Cardano) are not yet eligible for inclusion based on the applicable listing rules of the Exchange. As crypto assets become eligible, or if any Index Constituents later become ineligible, for inclusion based on the applicable listing rules of the Exchange, the Sponsor expects to adjust the inclusion and weighting of Index Constituents in the Trust’s portfolio accordingly. The Sponsor will disclose the current Index Constituents and their weighting on the Trust’s website on an ongoing basis. ~~Under certain circumstances outlined in the “Index Methodology” section below, additional Index Constituents may be included in the Index. In the event that any crypto asset other than bitcoin and ether is included, or is eligible for inclusion as an Index Constituent, the Sponsor will transition the Trust’s investment strategy from full replication to sample replication, with only bitcoin and ether in the same proportions determined by the Index. Regardless of any additional Index Constituents, the listing standard would need to be amended for the Trust to hold any crypto assets other than bitcoin and ether. As a result, there may be circumstances in which the Trust is unable to replicate the holdings of the Index, and the Trust may therefore be unable to meet its investment objective.~~

An investment in the Trust is subject to the risks of an investment in ~~bitcoin and in ether~~ crypto assets, ~~both of~~ which are subject to a high degree of price variability, as well as to the risks of crypto asset markets more generally. An investment in the Trust may be riskier than other exchange-traded products that do not directly hold crypto assets, or financial instruments related to crypto, and may not be suitable for all investors. In addition, the Index Constituents may experience pronounced and swift price changes. Accordingly, there is a potential for change in the price of Shares between the time an investor places an order to purchase or sell with its broker-dealer and the time of the actual purchase or sale resulting from the price volatility of Index Constituents. Investing in the Trust involves significant risks. See “Risk Factors” beginning on page 9. The Trust is not an investment company registered under the Investment Company Act of 1940, as amended (“Investment Company Act”), and shareholders of the Trust (“Shareholders”) will not be afforded the protections associated with ownership of shares in a registered investment company. See risk factor “The Trust is not a registered investment company, so you do not have the protections of the Investment Company Act of 1940”.

Shareholders have no voting rights with respect to the Trust except as expressly provided in the Second Amended and Restated Trust Agreement (the “Trust Agreement”). The sponsor of the Trust is Hashdex Asset Management Ltd. (the “Sponsor”), which receives a management fee. CSC Delaware Trust Company is the trustee of the Trust (“Trustee”). The principal office address of the Trust is 19 West 44th Street, Suite 200, New York, NY 10036 and the Trust’s telephone number is 800-927-9800. U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) (the “Administrator” or the “Transfer Agent”) provides administrative services to the Trust. The Administrator also assists the Trust and the Sponsor with certain functions and duties relating to accounting and as the Trust’s transfer agent. Paralel Distributors LLC is the marketing agent of the Trust (the “Marketing Agent”). Coinbase Custody Trust Company, LLC ~~and~~ BitGo Trust Company, Inc(the “Crypto Custodians”) are the custodians for the Trust’s ~~bitcoin and ether~~ crypto assets holdings; and U.S. Bank National Association is the custodian for the Trust’s cash and cash equivalents holdings (the “Cash Custodian” and together with the Crypto Custodians, the “Custodians”).

The Trust, Sponsor, Custodian, or any other person associated with the Trust will not, directly or indirectly, engage in any action that would result in any portion of the Trust’s ~~ether~~ crypto assets becoming subject to ~~Ethereum~~ Index Constituents Networks’ (~~as defined below~~”Index Constituents Networks”) proof-of-stake validation. The Trust’s ~~ether~~crypto assets will not be used to earn additional ~~ether~~ crypto assets, generate income, or accrue any form of earnings, other than potential price value increase.

A block of 10,000 Shares is called a “Basket”. While investors will purchase and sell Shares through their broker-dealer, the Trust continuously offers creation baskets consisting of 10,000 Shares (“Baskets” or “Creation Baskets”) at their NAV to certain parties who have entered into an agreement with the Sponsor (“Authorized Participants”). Shares will be sold at the next-determined NAV per Share. Authorized Participants, in turn, may sell such Shares, which are listed on the Exchange, to the public at per-Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the Exchange, the NAV of the Trust at the time the Authorized Participant purchased the Creation Baskets and the NAV at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the price of, and liquidity of the markets for Index Constituents in which the Trust invests. A list of the Trust’s Authorized Participants as of the date of this Prospectus can be found under “Plan of Distribution” on page 111. The prices of Shares offered by Authorized Participants are expected to fall between the Trust’s NAV and the trading price of the Shares on the Exchange at the time of sale. The Trust’s Shares may trade in the secondary market on the Exchange at prices that are lower or higher than their NAV per Share. The Trust conducts creation and redemption transactions only for cash, and, with respect to creation transactions, the cash is used to purchase spot ~~bitcoin and spot ether~~ Index Constitents only.

PROSPECTUS SUMMARY

Trust Overview

The Trust issues Shares on the Exchange. The Trust’s investment objective is for changes in the Shares’ NAV to reflect the daily changes of the price of the Nasdaq Crypto US Settlement Price Index (NCIUSS) (the “Index”), less expenses and liabilities of the Trust. Under its current investment strategy, the Trust invests in Index Constituents~~bitcoin and ether~~. Under limited circumstances, the Trust will hold cash to bear its expenses. The Sponsor will employ a passive investment strategy that is intended to track the changes in the Index regardless of whether the Index goes up or down, meaning that the Sponsor will not try to “beat” the Index. It also means that the Trust will not utilize leverage. In order to track the Index as closely as possible, the Trust will aim to invest the Index Constituents in the same proportions as the Index. Because the Trust’s investment objective is to track the price of the Index, the price of the Shares may vary from changes in the spot price of the Index Constituents. The Trust, the Sponsor, the Administrator and the service providers, including the Custodians, will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement. The Administrator calculates an approximate net asset value every 15 seconds throughout each day that the Trust’s Shares are traded on the Exchange. The Trust will not utilize leverage, derivatives, or any similar arrangements in seeking to meet its investment objective.

The Trust’s Investment Objective and Strategies

The Shares are designed to provide investors with a straightforward means of obtaining price exposure to the ~~crypto assets included in the Index~~ Index Constituents, as opposed to direct acquisition, holding, and trading of crypto assets on a peer-to-peer or other basis or via a crypto asset platform. The Shares are intended to reduce the complexities and operational burdens associated with direct investment in these crypto assets, while maintaining an intrinsic value that reflects the investment exposure to the assets held by the Trust, less the Trust’s expenses and liabilities. This structure offers investors an alternative method of accessing the crypto asset markets through the public securities market.

The Sponsor will employ a passive investment strategy intended to track the changes in the Index, regardless of its direction, meaning that the Sponsor will not attempt to outperform the Index. This strategy aims to allow investors to buy and sell Shares to hedge against losses in Index-related transactions or to gain price exposure to the Index. Consistent with its investment objective, the Trust will not use its investments to enhance leverage or seek performance that is the multiple or inverse multiple of the Index. For a more detailed description of the Index, see “Business of the Trust — The Trust’s Benchmark”.

The Trust will gain exposure to ~~spot bitcoin and spot ether~~ the prices of the Index Constituents by purchasing these crypto assets and will maintain cash balances as necessary to cover currently due Trust-payable expenses. Absent any Share redemption orders or currently due Trust-payable expenses, the Trust’s portfolio will consist solely of ~~bitcoin and ether~~ Index Constituents. The Trust will not invest in any crypto assets other than ~~bitcoin or ether~~ the Index Constituents, which satisfy the criteria set forth under “Index Constituent Criteria”. The Trust will not invest in ~~crypto securities,~~ tokenized assets, or stablecoins.

The Trust is permitted to only conduct cash for ~~bitcoin and ether~~ Index Constituents creations and redemptions and would need regulatory approval to commence in-kind creations and redemptions. The timing of in-kind regulatory approval is unknown and there is no guarantee that the Exchange will receive in-kind regulatory approval. Shareholders will be notified through a prospectus supplement, a current report on Form 8-K, the Trust’s periodic Exchange Act reports and/or on the Trust’s website, if in-kind regulatory approval is granted, and the Sponsor chooses to allow in-kind creations and redemptions

~~Bitcoin~~

~~Bitcoin is a crypto asset or cryptocurrency that is a unit of account on the bitcoin network (“Bitcoin Network”), an open source, decentralized peer-to-peer computer network. The ownership and operation of bitcoin is determined by purchasers in the Bitcoin Network. The Bitcoin Network connects computers that run publicly accessible, or open source, software that follows the rules and procedures governing the Bitcoin Network. This is commonly referred to as the “Bitcoin Protocol”. Bitcoin may be held, may be used to purchase goods and services or may be exchanged for fiat currency. No single entity owns or operates the Bitcoin Network, and the value of bitcoin is not backed by any government, corporation or other entity. Instead, the value of bitcoin is determined in part by the supply and demand in markets created to facilitate the trading of bitcoin. Public key cryptography protects the ownership and transaction records for bitcoin. Because the source code for the Bitcoin Network is open source, anyone can contribute to its development. At this time, the ultimate supply of bitcoin is finite and limited to 21 million “coins” with the number of bitcoin available increasing gradually as new bitcoin supplies are mined until the 21 million current protocol cap is reached.~~

~~Ether is a crypto asset that operates on the Ethereum Network (“Ethereum Network”), a decentralized system maintained by a peer-to-peer network of computers using cryptographic protocols. This infrastructure allows the exchange of ether (ETH), which is recorded on a public blockchain. Ether can be used for transactions, purchasing computational power on the network, or converted to fiat currencies. Ethereum also supports smart contracts, which are self-executing programs that facilitate various transactions and applications such as creating markets, registering debts, and representing property ownership. These smart contracts run on the Ethereum Network and require ether for execution. Ethereum is one of several projects aimed at expanding blockchain use beyond simple peer-to-peer transactions. The Ethereum Network is the largest and longest-running smart contract platform, notable for its market cap, availability of decentralized applications (DApps), and development activity. Smart contracts on Ethereum are used across various fields, particularly in decentralized financial services (DeFi), which leverage interoperable protocols and applications to create an open and transparent financial system. Ethereum was conceptualized in 2013 by Vitalik Buterin and formally developed by Ethereum Switzerland GmbH (EthSuisse) and the Ethereum Foundation. The network launched on July 30, 2015, with an initial creation of 72 million ether, distinguishing it from other crypto assets like bitcoin, which rely solely on a mining process for creation.~~

The Trust, Sponsor, Custodian, or any other person associated with the Trust will not, directly or indirectly, engage in any action that would result in any portion of the Trust’s ~~ether~~ crypto assets becoming subject to ~~Ethereum~~ Index Constituents Networks’ proof-of-stake validation. The Trust’s ~~ether~~ crypto assets will not be used to earn additional ~~ether~~ crypto assets, generate income, or accrue any form of earnings, other than potential price value increase.

For a more detailed description of the Index Constituents, see “Overview of the Index Constituents’ Industry”.

Principal Investment Risks of an Investment in the Trust

An investment in the Trust involves a degree of risk and you could incur a partial or total loss of your investment in the Trust. Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the “Risk Factors” section.

•	The largest crypto wallets are believed to hold, in aggregate, a significant percentage of the Index Constituents in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Index Constituents, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of ~~ether~~ the Index Constituents.

THE OFFERING

~~Proposed~~ Exchange Symbol	NCIQ

Net Asset Value and Determination of NAV

The Trust’s NAV per Share will be calculated by taking the current market value of its total assets, subtracting any liabilities, and dividing that total by the number of Shares. As of the date of this prospectus, the assets of the Trust will consist of ~~bitcoin, ether~~ the Index Constituents, cash and cash equivalents. The Sponsor has the exclusive authority to determine the Trust’s NAV, which it has delegated to the Administrator.

The Administrator of the Trust will calculate the NAV once each Business Day, as of the earlier of the close of the Nasdaq or 4:00 p.m. New York time. For purposes of making these calculations, a Business Day means any day other than a day when Nasdaq is closed for regular trading (“Business Day”).

Forks

From time to time, the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any crypto asset or other asset or right, which rights are incident to the Trust’s ownership of ~~bitcoin or ether~~ crypto assets and arise without any action of the Trust, or of the Sponsor (“Incidental Rights”) and/or crypto assets, or other assets or rights, acquired by the Trust through the exercise of any Incidental Right (“IR Virtual Currency”) by virtue of its ownership of ~~bitcoin or ether~~ crypto assets, generally through a fork in the ~~Bitcoin Network or Ethereum Network~~ crypto assets network, an airdrop offered to holders of ~~bitcoin or ether~~ crypto assets or other similar event. In the event of a fork, airdrop or similar event, the Sponsor will cause the Trust to permanently and irrevocably abandon any such Incidental Rights and IR Virtual Currency and no such Incidental Right or IR Virtual Currency shall be taken into account for purposes of determining the NAV of the Trust. Because the Trust will abandon any Incidental Rights and IR Virtual Currency, the Trust would not receive any direct or indirect consideration for the Incidental Rights or IR Virtual Currency, and thus the value of the Shares will not reflect the value of the Incidental Rights or IR Virtual Currency. See “Risk Factors — Risks Related to Crypto Asset Markets — ” Forks “in the Index Constituents Networks could have adverse effects. In addition, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.”

RISK FACTORS

Risks Related to Crypto Asset Markets

The Index ~~is new and~~ has a limited operational history.

The Index ~~is new and~~ has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Trust and its Shareholders. There is no assurance that the Index Provider (as defined below) will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider provides descriptions of what the Index is designed to achieve, neither the Index Provider nor its agents provide any warranty or accept any liability in relation to the quality, accuracy or completeness of the Index or its related data, and they do not guarantee that the Index will be in line with the methodology. The Sponsor does not provide any warranty or guarantee with respect to the Index.

Further development and acceptance of the Index Constituents is uncertain.

The further development and acceptance of the ~~Bitcoin Network and the Ethereum Network (“~~Index Constituents Networks~~”)~~, ~~both~~ all of them part of a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development or acceptance of the Index Constituents Networks may adversely affect the price of the Index Constituents and therefore cause the Trust to suffer losses. Regulatory changes or actions may alter the nature of an investment in crypto assets or restrict the use of crypto assets or the operations of the Index Constituents Networks or venues on which the Index Constituents trade in a manner that adversely affects the price of the Index Constituents and, therefore, the Trust’s Shares. The Index Constituents generally operate without central authority (such as a bank) and ~~is~~are not backed by any government. The Index Constituents are not legal tender and federal, state and/or foreign governments may restrict the use and exchange of the Index Constituents, and regulation, both in the United States and elsewhere, is still developing. For example, it may become difficult or illegal to acquire, hold, sell or use the Index Constituents in one or more countries, which could adversely impact the price of them, and therefore the value of the Trust’s Shares.

Crypto assets represent a new and rapidly evolving industry, and the value of the Shares depends on the acceptance of crypto assets.

The first crypto asset, bitcoin, was launched in 2009. Ether was launched in 2015 and, along with bitcoin, was one of the first cryptographic crypto assets to gain global adoption and critical mass. Other Index Constituents were developed even more recently. In general, Index Constituent Networks and related protocols represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

●	Only a limited number of crypto assets are selectively accepted by retail and commercial outlets, and use of crypto assets by consumers remains limited. While the use of some crypto assets to purchase goods and services from commercial or service businesses is developing, most crypto assets have not yet been accepted in the use of commerce due to their infancy, price volatility, technological issues and/or because they may not be intended to be used for that purpose. Banks and other established financial institutions, whether voluntarily or in response to regulatory feedback, may refuse to process funds for crypto asset transactions; process wire transfers to or from crypto asset trading platforms, crypto asset related companies or service providers; or maintain accounts for persons or entities transacting in crypto assets.

●	Similarly, banks may not provide banking services, or may cut off banking services, to businesses that provide crypto asset-related services or that accept crypto assets as payment, which could dampen liquidity in the market and damage the public perception of crypto assets generally or any one crypto asset in particular and their or its utility as a payment system, which could decrease the price of crypto assets generally or individually.

●	The prices of crypto assets may be determined on a relatively small number of crypto asset trading platforms by a relatively small number of market participants, many of whom are speculators or those intimately involved with the issuance of such crypto assets, such as miners, validators or developers, which could contribute to price volatility in one or more crypto assets or in a reduction of confidence in one or more crypto assets or the venues that trade them — which may also make users less likely to adopt or use such crypto assets in the future.

●	Certain privacy-preserving features have been or are expected to be introduced to a number of Index Constituent Networks, such as ether (ETH), solana (SOL), and related protocols. If there is a concern that any such privacy-preserving features introduced to the Index Constituent Networks or related protocols of the Index Constituents interfere with the performance of anti-money laundering duties and economic sanctions checks, trading platforms or businesses that facilitate transactions in crypto assets on these networks may be at an increased risk of criminal or civil lawsuits, or of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.

●	Users, developers and miners, or validators may switch to or adopt certain Index Constituent Networks or protocols at the expense of their engagement with other Index Constituent Networks and protocols, which may negatively impact those networks and protocols.

Forks” in the Index Constituents Networks could have adverse effects. In addition, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.

From time to time, developers of the ~~Bitcoin Network~~ Index Constituents Networks may suggest changes to the ~~bitcoin~~ crypto assets’ software. If a sufficient number of users ~~and miners~~ or validators elect not to adopt the changes, depending on the Network, a new crypto asset, operating on the earlier version of the bitcoin software, may be created. This is often referred to as a “fork.” ~~In~~

As an example, in August 2017, bitcoin “forked” into bitcoin and a new crypto asset, bitcoin cash, as a result of a several-year dispute over how to increase the rate of transactions that the ~~Bitcoin Network~~bitcoin network can process. Bitcoin is a crypto asset that is a unit of account on the bitcoin network (“Bitcoin Network”), an open source, decentralized peer-to-peer computer network.  Since then, bitcoin has been forked numerous times to launch new crypto assets, such as bitcoin gold, bitcoin silver and bitcoin diamond. Additional hard forks of the bitcoin blockchain could adversely affect the market for bitcoin and, therefore, an investment in the Trust. A substantial giveaway of bitcoin (sometimes referred to as an “air drop”) may also result in significant and unexpected declines in the value of bitcoin.

Ether is a crypto asset that operates on the Ethereum Network (“Ethereum Network”), a decentralized system maintained by a peer-to-peer network of computers using cryptographic protocols. The Ethereum Network has also been through a series of updates. The initial launch in 2015 with Frontier established the Ethereum Virtual Machine, followed by the Homestead fork in 2016, which brought stability and core functionalities. A significant event in 2016 was the DAO hack, leading to a hard fork that reversed the hack on the main chain and created Ethereum Classic (ETC) for users who preferred the unaltered blockchain. Subsequent forks, such as Byzantium, Constantinople, and Petersburg, focused on security enhancements, efficiency improvements, and future scalability. The Istanbul fork in 2019 addressed network optimization and fee reduction. From 2020 onwards, forks including Muir Glacier, Altair, and London prepared the network for the highly anticipated transition to Proof-of-Stake (PoS). The London and Paris (Merge) forks in 2022 marked the successful switch from Proof-of-Work to PoS. The Ethereum Network continues to evolve, with recent forks like Shanghai and Cancun further refining the PoS system and implementing new functionalities. Forks of the Ethereum Network could adversely affect the market for ether, thereby impacting an investment in the Trust. An air drop may also result in significant and unexpected declines in the value of ether.

Forks may also occur as a network community’s response to a significant security breach. For example, in The DAO attack that occurred in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum Network to transfer approximately $60 million of Ether held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, referred to as “Ethereum Classic” with the crypto asset on that blockchain now referred to as ETC. ETC now trades on several Crypto Asset Trading Platforms. A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and validators abandoning the crypto asset with the flawed software. It is possible, however, that a substantial number of users and validators could adopt an incompatible version of the crypto asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ethereum Network and Ethereum Classic.

Furthermore, a hard fork can lead to new security concerns, for example, also, during the DAO attack an Ethereum trading platform announced in July 2016 that it had lost 40,000 Ethereum Classic, worth about $100,000 at that time, as a result of “replay attacks”, in which transactions from one network were rebroadcast to nefarious effect on the other network. Similar replay attack concerns occurred in connection with the Bitcoin Cash and Bitcoin Satoshi’s Vision networks split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of validating power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual validator or validating pool’s validating power to exceed 50% of the validating power of a crypto asset network that retained or attracted less validating power, thereby making crypto asset networks that rely on proof-of-stake more susceptible to attack.

A hard fork may adversely affect the price of ~~ether~~ crypto assets at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork crypto asset, in anticipation that ownership of the pre-fork crypto asset would entitle holders to a new crypto asset following the fork. The increased demand for the pre-fork crypto asset may cause the price of the crypto asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the crypto asset running in parallel would be less than the price of the crypto asset immediately prior to the fork. For example, following the DAO hack in July 2016, holders of ether voted on-chain to reverse the hack, effectively causing a hard fork. For the days following the vote, the price of ether rose from $11.65 on July 15, 2016 to $14.66 on July 21, 2016, the day after the first Ethereum Classic block was mined.

The Trust will adhere to the policies outlined by the Crypto Custodians, which may be updated without prior notice to the Sponsor or the Trust. The Crypto Custodians may not support forks and airdrops, and the Trust and the Sponsor may not be able to use its custodial account to attempt to receive, request, send, store, or engage in any other type of transaction involving a new version of any “forked” asset held by the Trust. In the event of a fork, Crypto Custodians may temporarily suspend the operations with respect to the affected asset (with or without advance notice to the Sponsor and/or the Trust) and decide whether to support (or cease supporting) either branch of the forked protocol entirely. Additionally, in case of support, it may take significant time for the Crypto Custodians to implement or provide access to any asset created because of a fork, and the Trust will only be able to account for the forked asset after it is given access by the Crypto Custodians. The Crypto Custodians assume absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether to support a forked protocol. The Crypto Custodians are under no obligation to support any airdrops or forks, or handle them in any manner, which could adversely impact the value of an investment in the Trust.

In addition, the Sponsor has not provided any instructions to the Crypto Custodians regarding forks and airdrops, and any decisions or actions related to airdrops or forks involving the Trust’s assets will align with the guidelines set forth by the Crypto Custodians. Any decision under the Crypto Custodians’ policies regarding hard forks and airdrops may adversely affect the Trust, which in turn would have a negative effect on the value of the Shares.

With respect to any fork, airdrop or similar event, the Sponsor shall, in its sole discretion, decide what action the Trust shall take. In the event of a fork, the Sponsor will determine which network it believes is generally accepted as an Index Constituent Network and should therefore be considered the appropriate network, and the associated asset as the Index Constituent, for the Trust’s purposes.

In the event of a fork, airdrop or similar occurrence, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights and any IR Virtual Currency associated with such event and the only crypto asset to be held by the Trust will be the Index Constituents. As such, Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.

In the event the Trust seeks to change the Trust’s policy with respect to Incidental Rights or IR Virtual Currency, a filing under Rule 19b-4 of the Exchange Act would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules to permit the Trust to sell Incidental Rights or IR Virtual Currency and distribute the cash proceeds (net of expenses and applicable withholding taxes) to DTC or distribute the Incidental Rights or IR Virtual Currency in-kind to DTC. However, there can be no assurance as to whether or when the Sponsor would make such a decision, or when the Exchange will seek or obtain this approval, if at all.

Even if such regulatory approval is sought and obtained, Shareholders may not receive the benefits of a fork, the Trust may not choose, or be able, to participate in an airdrop, and the timing of receiving any benefits from a fork, airdrop or similar event is uncertain. Any inability to recognize the economic benefit of a hard fork or airdrop could adversely affect the value of the Shares. Investors who prefer to have a greater degree of control over events such as forks, airdrops, and similar events, and any assets made available in connection with each, should consider investing in Index Constituents directly rather than purchasing Shares.

The Index Constituents Networks may face scalability challenges as it expands to a greater number of users.

As with other crypto asset networks, the Index Constituents Networks faces significant scaling challenges because public blockchains generally face a tradeoff between security and scalability. A decentralized network is less susceptible to manipulation or capture if more participants, or “nodes,” are involved in the processing and maintenance of such network. However, a greater number of nodes decreases the network’s efficiency in processing transactions and may result in increased settlement times. Increased settlement times could discourage certain uses for crypto assets such as ~~bitcoin and ether (for example, micropayments)~~ the Index Constituents, and could reduce demand for and price of such asset, which could adversely impact the value of an investment in the Trust.

Holdings of crypto assets may be heavily concentrated and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such crypto assets.

The largest crypto wallets are believed to hold, in aggregate, a significant percentage of the Index Constituents in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of Index Constituents, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of ~~ether~~ the Index Constituents.

~~Risks Related to Bitcoin and the Bitcoin Network~~

~~Subsidies for mining bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin Network.~~

~~Transactions in bitcoin are processed by miners who are primarily compensated by receiving newly issued bitcoins (“Mining Subsidy”) as a compensation for successfully solving a cryptographic problem. Mining Subsidies follow an issuance schedule that declines over time. Miners might also be compensated through voluntary fees paid by Bitcoin network participants, which alongside Mining Subsidies constitute total mining rewards.~~

~~Mining Subsidies are subject to so-called halvings, events in which the issuance of new bitcoins per mined block is cut in half. These events take place in multiples of 210,000 blocks starting from Bitcoin’s block number (or block height) 0, referred to as the genesis block, which was mined on January 3rd, 2009. With the time interval between two consecutive blocks being targeted at 10 minutes on average, halving events should happen approximately every four years.~~

~~The bitcoin Mining Subsidy was equal to 50 bitcoins per mined block between heights 0 and 209,999. The first halving took place on November 28, 2012 as of height 210,000, dropping the Mining Subsidy to 25 bitcoins per block between heights 210,000 and 419,999. The second halving occurred on July 9, 2016, setting the Mining Subsidy per block to 12.5 bitcoins between heights 420,000 and 629,999. The third halving took place on May 11, 2020, setting the Mining Subsidy per block to 6.25 bitcoins between heights 630,000 and 839,999. The most recent halving happened on April 20, 2024, as of height 840,000. This is the halving epoch we are in, with the current Mining Subsidy per block equal to 3.125 bitcoins and remaining the same until height 1,049,999.~~

~~The height in the bitcoin blockchain as of September 27, 2024, 13:10 UTC, is 863,075. Assuming the average block time is equal to 10 minutes from now until height 1,049,999, the next halving event is scheduled to occur approximately on March 29, 2028, when the Mining Subsidy will be dropped to 1.5625 bitcoins per mined block between heights 1,050,000 and 1,259,999.~~

~~Halvings will continue until the maximum possible 21 million bitcoins have been mined and released into circulation. Given bitcoin’s average block time of 10 minutes and the halving occurring every 210,000 blocks, it is estimated that the maximum of 21 million bitcoins will be reached around the year 2137. Currently, there are approximately 19.75 million bitcoins that have been mined and are in circulation (as of September 5, 2024).~~

~~Once new bitcoin tokens are no longer awarded for adding a new block, miners will only have transaction fees to incentivize them, and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.~~

~~If transaction confirmation fees become too high, the marketplace may be reluctant to use bitcoin. This may result in decreased usage and limit expansion of the Bitcoin Network in the retail, commercial and payments space, adversely impacting investment in the Trust. Conversely, if the Mining Subsidy or the value of the transaction fees is insufficient to motivate miners, they may cease expending processing power to solve blocks and confirm transactions.~~

~~Ultimately, if the awards of new bitcoin for solving blocks declines and transaction fees for recording transactions are not sufficiently high to incentivize miners, or if the costs of validating transactions grow disproportionately, miners may operate at a loss, transition to other networks, or cease operations altogether. Each of these outcomes could, in turn, slow transaction validation and usage, which could have a negative impact on the Bitcoin Network and could adversely affect the value of the bitcoin held by the Trust.~~

~~An acute cessation of mining operations would reduce the collective processing power on the Bitcoin Network, which would adversely affect the transaction verification process by temporarily decreasing the speed at which blocks are added to the blockchain and make the blockchain more vulnerable to a malicious actor obtaining control in excess of 50% of the processing power on the blockchain. Reductions in processing power could result in material, though temporary, delays in transaction confirmation time. Any reduction in confidence in the transaction verification process or mining processing power may adversely impact the value of Shares of the Trust or the ability of the Sponsor to operate.~~

~~Bitcoin ownership is concentrated in a small number of holders referred to as ‘Whales.’~~

~~A significant portion of bitcoin is held by a small number of holders who have the ability to affect the price of bitcoin and who are sometimes referred to as “whales.” Because bitcoin is lightly regulated, bitcoin whales have the ability, alone or in coordination, to manipulate the price of bitcoin by restricting or expanding the supply of bitcoin. Activities of bitcoin whales that reduce user confidence in bitcoin, the Bitcoin Network or the fairness of bitcoin trading venues, or that affect the price of bitcoin, could have a negative impact on the value of an investment in the Trust.~~

~~Increased transaction fees may adversely affect the usage of the Bitcoin Network.~~

~~Bitcoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction confirmation fees, because miners have a very low marginal cost of validating unconfirmed transactions. If miners collude in an anticompetitive manner to reject low transaction fees, then bitcoin users could be forced to pay higher fees, thus reducing the attractiveness of the Bitcoin Network. Bitcoin mining occurs globally, and it may be difficult for authorities to apply antitrust regulations across multiple jurisdictions. Any collusion among miners may adversely impact an investment in the Trust or the ability of the Trust to operate.~~

~~Sales of new bitcoin may cause the price of bitcoin to decline, which could negatively affect an investment in the Trust.~~

~~Newly created bitcoin (“newly mined bitcoin”) are generated through a process referred to as “mining”. If entities engaged in bitcoin mining choose not to hold the newly mined bitcoin, and, instead, make them available for sale, there can be downward pressure on the price of bitcoin. A bitcoin mining operation may be more likely to sell a higher percentage of its newly created bitcoin, and more rapidly so, if it is operating at a low profit margin, thus reducing the price of bitcoin. Lower bitcoin prices may result in further tightening of profit margins for miners and decreasing profitability, thereby potentially causing even further selling pressure. Diminishing profit margins and increasing sales of newly mined bitcoin could result in a reduction in the price of bitcoin, which could adversely impact an investment in the Shares.~~

~~New competing crypto assets may pose a challenge to bitcoin’s current market dominance, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin.~~

~~The Bitcoin Network and bitcoin, as an asset, hold a “first-to-market” advantage over other crypto assets. This first-to-market advantage has resulted in the Bitcoin Network evolving into the most well-developed network of any crypto asset. The Bitcoin Network enjoys the largest user base and has more mining power in use to secure its blockchain than any other crypto asset. Having a large mining network provides users confidence regarding the security and long-term stability of the Bitcoin Network. This in turn creates a domino effect that inures to the benefit of the Bitcoin Network — namely, the advantage of more users and miners makes a crypto asset more secure, which potentially makes it more attractive to new users and miners, resulting in a network effect that potentially strengthens the first-to-market advantage. However, despite the marked first-mover advantage of the Bitcoin Network over other crypto assets, it is possible that real or perceived shortcomings in the Bitcoin Network, or technological, regulatory or other developments, could result in a decline in popularity and acceptance of bitcoin and the Bitcoin Network, and other digital currencies and trading systems could become more widely accepted and used than the Bitcoin Network.~~

~~As of September 27, 2024, bitcoin was the largest crypto asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of September 27, 2024, there were over 10,000 alternative crypto assets tracked by CoinMarketCap.com, having a total market capitalization of approximately 2.1 trillion (including the approximately $1.2 trillion market capitalization of bitcoin), as calculated using market prices and total available supply of each crypto asset. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contract platforms rather than open platforms like the Bitcoin Network. Competition from the emergence or growth of alternative crypto assets and smart contracts platforms, such as Solana, Avalanche, Polkadot, or Cardano, could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect the value of the Shares.~~

~~In addition, some crypto asset networks, including the Bitcoin Network, may be the target of ill will from users of other crypto asset networks. For example, Bitcoin Cash is the result of a hard fork of bitcoin. Some users of the Bitcoin network may harbor ill will toward the Bitcoin Cash network, and vice versa. These users may attempt to negatively impact the use or adoption of the Bitcoin Network.~~

~~Investors may invest in crypto assets through means other than the Shares, including through direct investments in crypto assets and other potential financial vehicles, possibly including securities backed by or linked to crypto asset financial vehicles similar to the Trust, or crypto asset futures-based products. In addition, to the extent crypto asset financial vehicles other than the Trust tracking the price of bitcoin are formed and represent a significant proportion of the demand for bitcoin, large purchases or redemptions of the securities of these crypto asset financial vehicles, or private Trusts holding crypto assets, could negatively affect the Index, the Trust’s bitcoin holdings, the price of the Shares, the net asset value of the Trust and the NAV.~~

~~Limited adoption and ability to use bitcoin to purchase goods.~~

~~Currently, there is relatively limited use of bitcoin in the retail and commercial marketplace in comparison to relatively extensive use as a store of value, thus contributing to price volatility that could adversely affect the Trust’s Shares. Banks and other established financial institutions may refuse to process funds for bitcoin transactions; process wire transfers to or from bitcoin trading venues, bitcoin- related companies or service providers; or maintain accounts for persons or entities transacting in bitcoin or providing bitcoin- related services.~~

~~Environmental risks from Bitcoin mining.~~

~~Bitcoin mining currently requires computing hardware that consumes large amounts of electricity. By way of electrical power generation, many bitcoin miners rely on fossil fuels to power their operations. Public perception of the impact of bitcoin mining on climate change may reduce demand for bitcoin and increase the likelihood of regulation that limits bitcoin mining or restricts energy usage by bitcoin miners, which could result in a significant reduction in mining activity and adversely affect the security of the Bitcoin network and could adversely affect the price of bitcoin and the value of the Shares.~~

~~The “proof of work” validation mechanism used to verify transactions on the Bitcoin Network necessitates that bitcoin miners maintain high levels of computing power, which can require extremely high energy usage. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. Further, in addition to the direct energy costs of performing these calculations, there are indirect costs that impact the Bitcoin Network’s total energy consumption, including the costs of cooling the machines that perform these calculations. A significant decrease in the computational resources dedicated to the Bitcoin Network’s validation protocol could reduce the security of the network which may erode bitcoin’s viability as a store of value or means of exchange.~~

~~Several alternative mechanisms to proof-of-work have emerged in recent years, aiming to offer more energy-efficient validation processes for blockchain networks and High costs of electricity may incentivize miners to redirect their capital and efforts to other validation protocols, such as proof-of-stake blockchains, in which rather than using computational power to add new blocks of transactions to the blockchain, users pledge capital denominated in the network’s native currency as a guarantee of action in good faith when producing blocks. Alternatively, miners can abandon their validation activities altogether.~~

~~Due to concerns around energy consumption and associated environmental concerns, particularly as such concerns relate to public utilities companies, various countries, states and cities have implemented, or are considering implementing, moratoriums on bitcoin mining in their jurisdictions. Such moratoriums would impede bitcoin mining and/or bitcoin use more broadly. For example, in November 2022, New York imposed a two-year moratorium on new proof-of-work mining permits at fossil fuel plants in the state and, on May 26, 2021, Iran placed a temporary ban on bitcoin mining in an attempt to decrease energy usage and help alleviate blackouts. Risks Related to Ether and the Ethereum Network~~

Risks Related to the Index Constituents and the Index Constituents ~~Network~~

Crypto assets were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of crypto assets.

Crypto assets were only introduced within the past two decades, and some of the Index Constituents were developed even more recently, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the recentness of their development, their dependence on the internet and other technologies, their dependence on the role played by users, developers and miners, or validators, and the potential for malicious activity. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

●	Index Constituents Networks and related protocols are in the early stages of development. Given the recency of the development of Index Constituents Networks and related protocols, crypto assets and the underlying Index Constituents Networks and related protocols may not function as intended and parties may be unwilling to use crypto assets, which would dampen the growth, if any, of Index Constituents Networks and related protocols.

●	The loss of access to a private key required to access a crypto asset may be irreversible. If a private key is lost and no backup of the private key is accessible, or if the private key is otherwise compromised, the owner would be unable to access the crypto assets held in the crypto asset account corresponding to that private key.

●	For Index Constituents that operate on a proof-of-work consensus model, crypto asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage, or otherwise when the cost of electricity used in mining as compared to relevant crypto asset prices makes mining that crypto asset uneconomical.

●	Index Constituents Networks and related protocols are dependent upon the internet. A disruption of the internet or an Index Constituent Network or related protocol, would affect the ability to transfer crypto assets, and, consequently, their value.

●	The acceptance of software patches or upgrades to an Index Constituent Network by a significant, but not overwhelming, percentage of the users, validators or miners in an Index Constituent Network, as applicable, could result in a “fork” in such Index Constituent Network’s blockchain, resulting in the operation of multiple separate blockchain networks.

●	Upgrades and other changes to an Index Constituent Network or related protocol may not be successful. For example, the Ethereum network has implemented and is in the process of implementing a series of software upgrades and other changes to its source code, including material portions of the source code.

These upgrades have and will result in new iterations of the Ethereum network. Although some upgrades to the Ethereum network and other Index Constituents Networks and related protocols have been successfully implemented, previously successful upgrades do not guarantee that future upgrades will be successful or be implemented as currently contemplated, and any failure to successfully implement future changes, or implement them as currently intended, could have a material adverse effect on the value of Ether and other current or future Index Constituents, as applicable, and therefore have a material adverse effect on the value of the Shares.

●	Developers and other users of Index Constituents Networks and related protocols are in the process of developing and making significant decisions that will affect the supply, issuance and rights of such network’s or protocol’s crypto assets, and in some cases other protocols that use or rely on that Index Constituent Network. For example, certain DeFi protocols built on Index Constituents Networks depend on a process known as “liquidity mining” to operate. Users who engage in liquidity mining contribute tokens to a DeFi protocol’s crypto asset pools, or otherwise interact with the DeFi protocol, and receive tokens in proportion to their transaction activity. Decisions regarding liquidity mining in a DeFi protocol or among DeFi protocols, including decisions regarding liquidity mining reward amounts and distribution decisions, could lead to a decline in the support and price of such crypto asset as well as the crypto asset native to the underlying Index Constituent Network on which the DeFi protocol operates.

●	Moreover, in the past, flaws in the source code for Index Constituent Networks and related protocols have been exposed and exploited, including flaws that disabled some functionality for users, exposed users’ personal information and/or resulted in the theft of users’ crypto assets. The cryptography underlying the Index Constituents Networks and related protocols on which the Index Constituents exist and rely could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry and quantum computing, could result in such cryptography becoming ineffective. In any of these circumstances, a malicious actor may be able to take over an Index Constituent, which would adversely affect the value of the Shares. Moreover, the functionality of the Index Constituent Network or protocol underlying an Index Constituent may be negatively affected by such an exploit such that it is no longer attractive to users, thereby dampening demand for the relevant Index Constituent. In addition, any reduction in confidence in the source code or cryptography underlying Index Constituents Networks and related protocols generally could negatively affect the demand for crypto assets, including the Index Constituents, and therefore adversely affect the value of the Shares.

●	The open-source structure of many Index Constituents Networks and related protocols, such as the Ethereum network, means that developers and other contributors are generally not directly compensated for their contributions in maintaining and developing such Index Constituent Network or protocols. As a result, the developers of and other contributors to a particular Index Constituent Network or protocol may lack a financial incentive to maintain or develop the Index Constituent Network or protocol, or may lack the resources to adequately address emerging issues. Alternatively, some developers may be funded by entities whose interests are at odds with other participants in a particular Index Constituent Network or protocol. If an Index Constituent Network or protocol does not have attractive policies on supply and issuance of its related crypto asset, there may not be sufficient support for such Index Constituent Network or protocol, which could lead to a decline in the support and price of such crypto asset.

Moreover, because crypto assets have existed for a short period of time and are continuing to be developed, there may be additional risks to Index Constituents Networks and related protocols, and therefore to crypto assets that are Index Constituents, that are impossible to predict as of the date of this prospectus.

~~Smart contracts, including those relating to decentralized finance (“DeFi”) applications, are a new technology and their ongoing development and operation may result in problems, which could reduce the demand for ether or cause a wider loss of confidence in the Ethereum Network, either of which could have an adverse impact on the value of ether.~~

~~Smart contracts are programs that run on the Ethereum Network and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming can have damaging effects. For example, in April 2016, a blockchain solutions company known as Slock.it announced the launch of a decentralized autonomous organization, known as “The DAO” on the Ethereum network. In June 2016, a vulnerability in the smart contracts underlying The DAO allowed an attack by a hacker to syphon approximately $60 million worth of ether from The DAO’s accounts into a segregated account. In the aftermath of the theft, certain core developers and contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of ether reportedly dropped approximately 35% in the aftermath of the attack and subsequent hard fork. In addition, in July 2017, a vulnerability in a smart contract for a multi-signature wallet software developed by Parity led to a reportedly $30 million theft of ether, and in November 2017, a new vulnerability in Parity’s wallet software reportedly led to roughly $160 million worth of ether being indefinitely frozen in an account. Furthermore, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allows hackers to create a large number of smart contract tokens, causing multiple crypto platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of crypto assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. Other smart contracts, such as bridges between blockchain networks and DeFi protocols have also been manipulated, exploited or used in ways that were not intended or envisioned by their creators such that attackers syphoned over $3.8 billion worth of crypto assets from smart contracts in 2022. Problems with the development, deployment, and operation of smart contracts may have an adverse effect on the value of ether.~~

~~In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users may have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data or transmits ether or other crypto assets, and make other changes to the smart contract. Furthermore, in some cases inadequate public information may be available about certain smart contracts or applications, and information asymmetries may exist, even with respect to open-source smart contracts or applications; certain participants may have hidden informational or technological advantages, making for an uneven playing field. There may be opportunities for bad actors to perpetrate fraudulent schemes and engage in illicit activities and other misconduct, such as exit scams and rug pulls (orchestrated by developers and/or influencers who promote a smart contract or application and, ultimately, escape with the money at an agreed time), or Ponzi or similar fraud schemes.~~

~~Many DeFi applications are currently deployed on the Ethereum Network, and smart contracts relating to DeFi applications currently represent a significant source of demand for ether. DeFi applications may achieve their investment purposes through self-executing smart contracts that may allow users, for example, to invest crypto assets in a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. These investments may earn interest to the investor based on the rates at which borrowers repay the loan, and can generally be withdrawn by the investor. For smart contracts that hold a pool of crypto asset reserves, smart contract super users or admin key holders may be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the crypto assets held by the smart contract in reserves. Even for crypto assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core~~

Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of crypto assets that rely on smart contracts.

Certain of the Index Constituents rely on the use of smart contracts. Smart contracts are computer programs that run on an Index Constituent Network or related protocol that execute automatically when certain conditions are met. Because smart contract functions typically cannot be stopped or reversed, vulnerabilities in or unforeseen consequences of their programming can have damaging effects for the underlying Index Constituent Network or protocol and the value of crypto assets that use or interact with such smart contracts. For example, in June 2016, a vulnerability in the smart contracts underlying a protocol that was deployed on the Ethereum network, The DAO, a distributed autonomous organization for venture capital funding, allowed an attack by a hacker to siphon approximately $60 million worth of Ether from The DAO into a separate account. In the aftermath of the theft, certain developers of and core contributors to the Ethereum network pursued a “hard fork” of the Ethereum network in order to erase any record of the theft. Despite these efforts, the price of Ether dropped approximately 35% in the aftermath of the attack and subsequent hard fork. In addition, in July 2017, a vulnerability in a smart contract for a multi-signature wallet software developed by Parity led to a $30 million theft of Ether, and in November 2017, a new vulnerability in Parity’s wallet software led to roughly $160 million worth of Ether being indefinitely frozen in an account. In 2022, a crypto asset trader took advantage of an unintended vulnerability in the smart contracts of a DeFi protocol, Mango Markets, which led to roughly $110 million in various crypto assets being withdrawn from the protocol. More recently, on February 21, 2025, Bybit, a crypto asset exchange, experienced a significant security breach resulting in the loss of nearly $1.5 billion worth of Ether.

Other smart contracts, such as bridges between separate Index Constituent Networks, have also been manipulated, exploited or used in ways that were not intended or envisioned by their creators, such that attackers siphoned over $3.8 billion worth of crypto assets from 219 smart contract exploits in 2022, and $1.7 billion worth of crypto assets from 231 exploits of smart contracts in 2023. Initial problems and continued problems with the development, design and deployment of smart contracts may have an adverse effect on the value of networks built on smart contract platforms or other crypto assets that rely on smart contract technology, including crypto assets held by the Fund, which could have a negative impact on the value of the Shares.

Layer 2 solutions underlying certain of the Index Constituents were only recently conceived and may not function on their underlying, base-layer smart contract platforms as intended, which could have an adverse impact on the value of the Index Constituents and an investment in the Shares.

So-called “Layer 2” solutions are protocols built on top of an underlying smart contract platform blockchain, and intended to provide scalability to the underlying blockchain by increasing transaction efficiency. For example, Polygon is a smart contract platform protocol built on top of the Ethereum blockchain; it is intended to provide scalability to Ethereum by allowing users to transact on a variety of blockchains deployed on the Ethereum network. Under this model, Ethereum functions as the base layer, or “Layer 1” blockchain. As an example, the Polygon protocol offers developers a sidechain, roll-ups and other Layer 2 solutions which can be tailored to an individual developer’s intended use case. Such solutions are intended to improve upon the transaction speed, cost and efficiency of transactions on their respective Layer 1. However, Layer 2 solutions have only been recently developed and may not function as intended.

For example, smart contracts deployed on one Layer 2 solution may not be interoperable with smart contracts deployed on other Layer 2 solutions. In particular, the advent of Layer 2 solutions presents the possibility of fracturing liquidity of DeFi DApps on a smart contract platform’s mainchain by splitting such liquidity among multiple, non-interoperable Layer 2 solutions, which could limit their use case or reduce efficiency. Layer 2 solutions also rely, to various degrees, on the functionality of the underlying Layer 1 blockchain. It is possible that a disruption on the Ethereum blockchain, for example, could have a material adverse effect on the functioning of the Polygon network and the value of the Index Constituents and an investment in the shares.

ERC-20 tokens rely on the ERC-20 standard and the Ethereum blockchain to function, and any adverse impact on the ERC-20 standard and/or the Ethereum blockchain could have an adverse impact on the value of certain crypto assets held by the Fund and the value of the Shares.

Certain Index Constituents were created using Ethereum Request for Comment 20 (“ERC-20”), a type of smart contract protocol standard on the Ethereum blockchain that allows users to create new crypto assets. ERC-20 tokens are distinct from Ether because they can have their own unique set of features. However, because ERC-20 tokens are created on the Ethereum blockchain, they rely on the Ethereum blockchain for key functionalities such as storage, transfer, and usage. As a result, vulnerabilities or attacks on the ERC-20 standard and/or the Ethereum blockchain more generally can cause vulnerabilities or attacks on ERC-20 tokens. For example, in February 2018, a vulnerability in the transfer of ERC-20 tokens was discovered that led to the loss of certain ERC-20 tokens, such as EOS, QTUM and Golem. In addition, in April 2018, many crypto asset trading platforms halted trading of all ERC-20 tokens because of newly discovered vulnerabilities in the ERC-20 standard. Any future similar adverse impacts on the ERC-20 standard and/or the Ethereum blockchain could have an adverse impact on the value of ERC-20 tokens and/or the crypto assets held by the Fund, which could in turn have an adverse impact on the value of an investment in the Shares.

Some Index Constituent Networks and protocols, including several of the Index Constituents’ underlying Index Constituent Networks and protocols, are supported by foundations and/or founding teams that may influence the development of the Index Constituent Networks or protocols and could adversely affect the value of the Index Constituent.

Many Index Constituent Networks and protocols, including certain of the Index Constituents’ Index Constituent Networks and protocols, are supported by foundations and/or founding teams. In contrast to Index Constituent Networks and protocols where governance decisions are largely made by a decentralized group of individuals, the development of such Index Constituent Network or protocol may be disproportionately influenced by these foundations and/or founding teams. For example, Solana Labs, Inc. (“Solana Labs”) and the Solana Foundation support the Solana project and intend to advance the overall growth and development of the ecosystem. Therefore, Solana Labs and the Solana Foundation will generally be in control of proposing amendments to, and the development of the Solana network’s source code. To the extent Solana Labs and/or the Solana Foundation propose any amendments to the Solana network’s source code that are adopted by users of the Solana network, the Solana network will be subject to new source code that may adversely affect the value of SOL. Ripple Labs holds a large portion of the XRP supply, which has led to concerns about centralization. Despite escrow mechanisms that gradually release XRP into the market, Ripple Labs still retains control over a significant portion of XRP, which can impact market dynamics if large amounts are sold. The concentration of XRP in the hands of Ripple Labs and early stakeholders has sometimes led to perceptions of centralization, which could affect the market’s confidence in XRP as a decentralized asset. In addition to SOL and XRP, certain of the other Index Constituents may also have foundations and/or founding teams that support the development of the Index Constituents’ Networks or protocols and may have interests that are different than a shareholder’s and the decisions made by such foundations and/or founding teams could have an adverse effect on the value of the Index Constituent.

Certain crypto assets are operated by a series of complex smart contracts that interact with each other, and such technology can be vulnerable to technical or economic exploitation that can negatively impact the functioning of the crypto asset and therefore its price.

Certain crypto assets are vulnerable to technical and economic exploitation of any weaknesses in their systems, and any such exploitation could have a negative effect on the crypto asset’s value. These crypto assets are operated by a series of complex smart contracts that interact with each other. Smart contracts are comprised of a variety of complex pieces of software code, and this software code may not be fully or professionally tested before being deployed for use by the users of a particular crypto asset. As a result, users of a crypto asset can, intentionally or unintentionally, trigger malfunctioning behavior on the network, which can have a negative impact on the price of its crypto asset and can also result in the complete loss or theft of the crypto asset.

The smart contracts that underlie certain crypto assets are subject to a wide range of exploitation, including both technical exploitation, which can utilize flaws in the computer code that underlies the smart contract, and economic exploitation, which can occur if network participants use the network in a way that was not expected by its designers. Such exploitation can take place even on networks that have gone through extensive security audits by specialized firms; such firms may not be able to anticipate all the potential threats such complex systems can face in the real world. Any of these issues could have a material adverse effect on a crypto asset’s business, operations, and financial position, which could have a negative impact on the price of the crypto asset. If the price of a crypto asset included in the Index declines, that could result in a negative impact on the Trust’s Portfolio.

Changes in the governance of the Index Constituents Networks may not receive sufficient support from users, validators and/or miners, which may negatively affect that Index Constituent’s network ability to grow and respond to challenges.

The governance of decentralized networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized Index Constituent Network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized Index Constituent Networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and validators or miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant Index Constituent. As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on Index Constituent Network. This could, in turn, have a materially negative effect on the value of the Index Constituents and the Shares.

Technological advances or errors in theoretical assumptions could undermine the cryptographic foundations and consensus mechanisms underpinning blockchain technologies, negatively impacting the Index Constituents and the Trust.

Blockchain technologies and the cryptographic consensus mechanisms that underpin them rely on the premise that certain cryptographic puzzles and mathematical problems cannot be solved quickly with current computing capabilities. While this premise is widely accepted, it remains unproven and could be invalidated by advances in mathematics, cryptography, or technology. For example, the development of quantum computing or other technologies with significantly greater computational power than currently available could compromise the security and functionality of blockchain networks, including those supporting the Index Constituents. Such advances could undermine or vitiate the cryptographic consensus mechanisms, resulting in significant disruptions to blockchain networks and, in extreme cases, the collapse of markets relying on blockchain technologies. These disruptions could adversely affect the value of the Index Constituents and, consequently, an investment in the Trust.

In addition, legislatures or regulatory agencies could prohibit the use of current or future cryptographic protocols, further limiting the functionality or adoption of blockchain networks and the Index Constituents. Such prohibitions could result in significant loss of value for the Shares.

Potential amendments to the Index Constituents’ protocols and software could adversely affect an investment in the Trust.

The development and maintenance of the source code for each Index Constituent’s blockchain are primarily managed by communities of developers and contributors. These communities may include key organizations, independent foundations, and influential contributors who guide the network’s development, propose updates, and maintain its ongoing functionality. While such structures are intended to promote transparency, inclusivity, and decentralization, the governance frameworks and influence of these entities vary across the Index Constituents.

As open-source projects, many Index Constituents permit contributions from independent developers and other stakeholders. Proposed amendments to the source code, if accepted by validators, miners, or users, could alter the protocols, software, or properties of the Index Constituents. These amendments, implemented through software upgrades, could impact transaction mechanisms, consensus models, supply structures, or other critical features, potentially undermining the functionality, appeal, or market value of the Index Constituents.

Moreover, software upgrades or protocol changes could fail to operate as intended or introduce bugs, coding defects, or security vulnerabilities, negatively impacting the usability, security, or value of the respective blockchain or Index Constituent. Consequently, any changes to the protocols or software of the Index Constituents may adversely affect the Trust’s investments and the value of its Shares.

Validators may suffer losses due to staking, which could make some of the ~~Ethereum~~ Index Constituents Network less attractive.

Validation on some of the ~~Ethereum Network~~ Index Constituents Networks requires ~~ether~~ crypto assets to be transferred into smart contracts on the underlying blockchain networks not under the Trust’s or anyone else’s control. If the ~~Ethereum Network~~ Index Constituents Networks source code or protocol fail to behave as expected, suffer cybersecurity attacks or hacks, experience security issues, or encounter other problems, such assets may be irretrievably lost. In addition, the ~~Ethereum~~ Index Constituents Networks dictate requirements for participation in validation activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker acts maliciously on the network, “double signs” any ~~transactions~~ blocks, or experience extended downtimes. If validators’ staked ~~ether~~ crypto asset is slashed by the ~~Ethereum~~ Index Constituent Network, their assets may be confiscated, withdrawn, or burnt by the network, resulting in losses to them. Furthermore, the ~~Ethereum~~ Index Constituent Network requires the payment of base fees and the practice of paying tips is common, and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of ~~ether~~ the crypto asset. Any cybersecurity attacks, security issues, hacks, penalties, slashing events, or other problems could damage validators’ willingness to participate in validation, discourage existing and future validators from serving as such, and adversely impact the ~~Ethereum~~ Index Constituent Network’s adoption or the price of ~~ether~~ the crypto asset. Any disruption of validation on the ~~Ethereum Network~~ Index Constituents Networks could interfere with network operations and cause the ~~Ethereum Network~~ Index Constituents Networks to be less attractive to users and application developers than competing blockchain networks, which could cause the price of ~~ether~~ crypto assets to decrease.

The Trust will not stake the ~~ether~~ crypto assets it holds, so an investment in the Trust’s Shares will not realize the economic benefits of staking.

Staking on the ~~Ethereum~~ Index Constituents Networks refers to using ~~ether~~ crypto assets the Trust holds, or permitting these assets to be used, directly or indirectly, through an agent or otherwise, in the ~~Ethereum~~ relevant Index Constituent Network’s proof-of-stake validation protocol (if applicable), in exchange for the receipt of consideration, including, but not limited to, staking rewards paid in fiat currency or paid in kind (collectively, “Staking”). At this time, neither the Trust, nor the Sponsor, nor any other person associated with the Trust may, directly or indirectly, engage in Staking, meaning no action will be taken pursuant to which any portion of the Trust’s ~~ether~~ crypto assets become subject to ~~Ethereum~~ Index Constituents Networks’ proof-of-stake validation or is used to earn additional ~~ether~~ crypto assets or generate income or other earnings, and there can be no assurance that the Trust, the Sponsor or any other person associated with the Trust will ever be permitted to engage in Staking or such activity in the future.

The Trust will not participate in the proof-of-stake validation mechanism of the ~~Ethereum~~ Index Constituents Networks to receive rewards comprising additional ~~ether~~ crypto assets in respect of its ~~ether~~ crypto assets holdings. The current inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in ~~ether~~ crypto assets directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

If the crypto asset ~~award~~ reward or transaction fees for recording transactions on the ~~Ethereum~~ Index Constituents Networks employing a Proof-of-Stake consensus mechanism are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expanding validating power or demand high transaction fees, which could negatively impact the value of the ~~ether~~ Index Constituents and the value of the Shares.

In 2021, the Ethereum Network implemented the EIP-1559 upgrade. EIP-1559 changed the methodology used to calculate transaction fees paid to ~~ether~~ Ethereum validators in such a manner that reduced the total net ~~issuance of ether~~ Ether fees paid to validators. If the crypto asset awards for validating blocks or the transaction fees for recording transactions on the ~~Ethereum~~ Index Constituents Networks are not sufficiently high to incentivize validators, or if certain jurisdictions continue to limit or otherwise regulate validating activities, validators may cease expending validating power to validate blocks and confirmations of transactions on the ~~Ethereum~~ Index Constituents Networks could be slowed. For example, the realization of one or more of the following risks could materially adversely affect the value of the Shares:

●	A reduction in staked ~~ether~~ crypto assets on the ~~Ethereum~~ Index Constituents Networks could increase the likelihood of a malicious actor obtaining control of the network.

●	Validators have historically accepted relatively low transaction confirmation fees on most crypto asset networks. If validators demand higher transaction fees for recording transactions in the ~~Ethereum~~ crypto assets blockchains or a software upgrade automatically charges fees for all transactions on the ~~Ethereum~~ Index Constituents Networks, the cost of using ~~ether~~ crypto assets may increase and the marketplace may be reluctant to accept ~~ether~~ crypto assets as a means of payment. Alternatively, validators could collude in an anti-competitive manner to reject low transaction fees on the ~~Ethereum~~ Index Constituents Networks and force users to pay higher fees, thus reducing the attractiveness of the ~~Ethereum~~ Index Constituents Networks. Higher transaction confirmation fees resulting through collusion or otherwise may adversely affect the attractiveness of the ~~Ethereum~~ Index Constituents Networks, the value of ~~ether~~ crypto assets and the value of the Shares.

●	To the extent that any validators cease to record transactions that do not include the payment of a transaction fee in blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the ~~Ethereum~~ crypto asset blockchain until a block is validated by a validator who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays or disruptions in the recording of transactions could result in a loss of confidence in the ~~Ethereum~~ Index Constituents Networks and could prevent the Trust from completing transactions associated with the day-to-day operations of the Trust, including creations and redemptions of the Shares in exchange for ~~ether~~ crypto assets with Authorized Participants.

●	During the course of the block validation processes, validators exercise the discretion to select which transactions to include within a block and in what order to include these transactions. Beyond the standard block reward and transaction fees, validators have the ability to extract what is known as Maximal Extractable Value (“MEV”) by strategically choosing, reordering, or excluding certain transactions during block production in return for increased transaction fees or other forms of profit for such validators. In blockchain networks that facilitate DeFi protocols in particular, such as the Ethereum Network, users may attempt to gain an advantage over other users by offering additional fees to validators for effecting the order or inclusions of transactions within a block. Certain software solutions, such as MEV Boost by Flashbots, have been developed which facilitate validators and other parties in the ecosystem in capturing MEV. The presence of MEV may incentivize associated practices such as sandwich attacks or front running that can have negative repercussions on DeFi users. A “sandwich attack” is executed by placing two transactions around a large, detected transaction to capitalize on the expected price impact. For instance, a market participant might identify a sizable transaction within the mempool that will significantly alter an asset’s price on a decentralized exchange. The participant could then for example orchestrate a transaction bundle: one transaction to acquire the asset prior to the detected transaction, followed by the large transaction itself, and a final transaction to sell the asset after the market price has increased due to the large transaction’s execution. Such transaction bundles can be submitted to validators through mechanisms like MEV-Boost, with validators receiving a share of the profits as an incentive to include the specific transaction bundle in the block. In the context of MEV, “front running” is said to occur when a user spots a transaction in the publicly visible so-called memory pool (“mempool”) of pending but unexecuted transactions awaiting validation, and then pays a high transaction fee to a validator to have their transaction executed on a priority basis in a manner designed to profit from the pending but unexecuted transaction that is still in the mempool. MEV may also compromise the predictability of transaction execution, which may deter usage of the network as a whole. Although based on widely available information given that transactions in the mempool are publicly visible, any potential perception of MEV as unfair manipulation may also discourage users and other stakeholders from engaging with DeFi protocols or the ~~Ethereum~~ Index Constituents Networks in general. In addition, it’s possible regulators or legislators could enact rules which restrict practices associated with MEV, which could diminish the popularity of the ~~Ethereum~~ Index Constituents Networks among users and validators. Any of these or other outcomes related to MEV may adversely affect the value of ~~ether~~ crypto assets and the value of the Shares.

Competition from the emergence or growth of other crypto assets or methods of investing in ~~ether~~ the Index Constituents could have a negative impact on the price of ~~ether~~ crypto assets and adversely affect the value of the Shares.

~~As of September 27, 2024, ether was the second largest crypto asset by market capitalization as tracked by CoinGecko.com. As of September 27, 2024, there were over 10,000 alternative crypto assets tracked by CoinGecko.com, having a total market capitalization of approximately $2.1 trillion (including the approximately $284 billion market capitalization of ether), as calculated using market prices and total available supply of each crypto asset, excluding tokens pegged to other assets. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned smart contracts platforms rather than open platforms like the Ethereum Network.~~ Competition from the emergence or growth of alternative crypto assets and ~~smart contract platforms, such as Solana, Avalanche, Polkadot, or Cardano,~~ blockchain networks could have a negative impact on the demand for, and price of, ~~ether~~ the Index Constituents and Index Constituents Networks and thereby adversely affect the value of the Shares.

In addition, some crypto asset networks, including the Ethereum Network, may be the target of ill will from users of other crypto asset networks. For example, in July 2016, the Ethereum Network underwent a contentious hard fork that resulted in the creation of a new crypto asset network called ‘Ethereum Classic’. As a result, some users of the Ethereum Classic network may harbor ill will toward the Ethereum network. These users may attempt to negatively impact the use or adoption of the Ethereum network. ~~For additional information on the hard fork that resulted in the creation of Ethereum Classic, see “Overview of the Ethereum Industry — Introduction to ether and the Ethereum network — The DAO and Ethereum Classic.”~~

Investors may invest in ~~ether~~ crypto assets through means other than the Shares, including through direct investments in ~~ether~~ crypto assets and other potential financial vehicles, possibly including securities backed by or linked to ~~ether~~crypto assets and crypto asset financial vehicles similar to the Trust, or ~~ether~~ crypto assets futures-based products. Market and financial conditions, and other conditions beyond the Sponsor’s control, may make it more attractive to invest in other financial vehicles or to invest in ~~ether~~ crypto assets directly, which could limit the market for, and reduce the liquidity of, the Shares. In addition, to the extent crypto asset financial vehicles other than the Trust tracking the price of ~~ether~~ crypto assets are formed and represent a significant proportion of the demand for ~~ether~~ crypto assets, large purchases or redemptions of the securities of these crypto asset financial vehicles, or private funds holding ~~ether~~ crypto assets, could negatively affect the Index, the Trust’s ~~ether~~ crypto assets holdings, the price of the Shares~~,~~ and the net asset value of the Trust ~~and the NAV~~.

Additionally, the Trust and the Sponsor face competition with respect to the creation of competing exchange-traded ~~ether~~ crypto assets products. The Trust’s competitors may also charge a substantially lower fee than the ~~Sponsor’s~~ Management Fee in order to achieve initial market acceptance and scale. Accordingly, the Sponsor’s competitors may commercialize a competing product more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position and the likelihood that the Trust will achieve initial market acceptance, and could have a detrimental effect on the scale and sustainability of the Trust. If the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders. In addition, the Trust may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Trust’s failure to reflect the performance of the price of ~~ether~~ crypto assets

Correlation Risk

Changes in the Trust’s NAV may not correlate well with changes in the price of the Index. If this were to occur, you may not be able to effectively use the Trust to hedge against crypto related losses or as a way to indirectly invest in the crypto asset market.

The Sponsor endeavors to invest the Trust’s assets as fully as possible in the Index Constituents so that the changes in the NAV closely correlate with the changes in the Index. However, changes in the Trust’s NAV may not correlate with the changes in the Index for various reasons, including those set forth below.

The Trust incurs certain expenses in connection with its operations and holds most of its assets in income producing, short-term financial instruments for margin and other liquidity purposes and to meet redemptions that may be necessary on an ongoing basis. To the extent these expenses are not covered by the Management Fee, and income from short-term financial instruments may cause imperfect correlation between changes in the Trust’s NAV and changes in the Index. Weak correlation between the Trust’s NAV and the spot price of the Index Constituents may result from fluctuations in the Index Constituents prices discussed above. The price of Shares may not accurately track the spot price of the Index Constituents and you may not be able to effectively use the Trust as a way to hedge the risk of losses in your crypto-related transactions or as a way to indirectly invest in the Index Constituents.

There may be significant volatility in the market for the Index Constituents. This volatility, in turn, may make it more difficult for Authorized Participants and other market purchasers to be able to identify a reliable price for the Index Constituents. Without reliable prices, Authorized Participants and other market purchasers may reduce their role in the market arbitrage process or “step away” from these activities. This, in turn, might inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Trust’s assets and the Trust’s market price. This reduced effectiveness could result in Trust Shares trading at a price which differs materially from NAV and also in greater than normal intraday bid/ask spreads for Trust Shares.

In addition, in case additional Index Constituents ~~other than bitcoin and ether~~ are added to the Index and the Trust is unable to hold these components for any reason, there could be a divergence between the performance of the Trust and the Index. This divergence may result in discrepancies between the Trust’s NAV and the Index’s price movements, potentially impacting the Trust’s ability to accurately track the Index and meet its investment objective. Investors should be aware that such correlation risks could affect the Trust’s effectiveness in providing the desired exposure to the Index.

~~Risk of Divergence Between Index Tracking and Quarterly Rebalancing~~

~~The Trust is subject to potential correlation risk due to the difference in timing between daily tracking of the Index and the quarterly rebalancing of its portfolio. The Trust aims to track the Index on a daily basis; however, the rebalancing of the Trust’s holdings to reflect the updated Index weights occurs only on a quarterly basis. During periods of significant market movement or volatility, the value of the Trust’s portfolio may diverge from the Index due to the lag in rebalancing. This divergence could result in the Trust’s performance not fully reflecting the changes in the Index between rebalancing periods, particularly if the prices of bitcoin and ether experience significant shifts. Investors should be aware that short-term differences between the Trust’s portfolio and the Index may occur, potentially adversely impacting the value of the Shares.~~

Performance Divergence between the Trust and the Index

The Trust’s investment objective is to track the performance of the Index, but various factors may cause its performance to deviate from the Index, resulting in tracking error. It is not possible to invest directly in an index, and while the Trust seeks to closely replicate the composition and weightings of the Index, it may not be able to or may not desire to track the Index exactly. The Sponsor, at its sole discretion, may exclude or limit the weighting of certain crypto assets in the Trust’s portfolio under specific circumstances, including regulatory or compliance requirements, operational limitations, or issues with the crypto asset’s underlying technology. For example, the Index may include a crypto asset that the Crypto Custodians cannot custody, preventing its inclusion in the Trust’s portfolio. These exclusions or adjustments may cause the Trust’s portfolio to diverge from the Index, potentially affecting its ability to meet its investment objective.

Other factors contributing to tracking error include imperfect correlation between the Trust’s investments and the Index composition, regulatory restrictions, high portfolio turnover rates, rounding of prices, timing differences associated with additions to and deletions from the Index, and transaction costs incurred during portfolio rebalancing. The Trust’s portfolio is rebalanced quarterly to align with changes in the Index’s composition and weightings. However, the lag between daily tracking of the Index and the quarterly rebalancing of the Trust’s portfolio may result in discrepancies, particularly during periods of significant market volatility or sudden changes in the value of Index Constituents. During such periods, the value of the Trust’s portfolio may diverge from the Index due to the timing of rebalancing, and transaction costs, such as brokerage fees and market impact costs, may further impact the Trust’s performance relative to the Index. This divergence could result in the Trust’s performance not fully reflecting the changes in the Index between rebalancing periods, particularly if the prices of the Index Constituents experience significant shifts. Investors should be aware that these short-term differences between the Trust’s portfolio and the Index may adversely impact on the value of the Shares.

Additionally, the Sponsor monitors the Trust’s portfolio to ensure compliance with listing rules. Adjustments to meet these requirements could further contribute to portfolio compositions that differ from the Index. For example, as of the date of this prospectus, the Index includes certain crypto assets (Cardano) that are not yet eligible for inclusion based on the applicable listing rules of the Exchange. Such assets will not be included in the Trust’s portfolio unless and until they are eligible (subject to the Sponsor’s discretion). The Trust may also incur losses, liabilities, and expenses that offset its income and gains, resulting in performance below that of the Index.

Investors should be aware that tracking error could adversely impact on the Trust’s performance and the value of the Shares. During periods of significant market movement or volatility, the Trust may underperform or outperform the Index, making it less effective as a tool for indirectly investing in the Index or hedging against crypto-related losses.

The Trust’s Operating Risks

The Trust is subject to risks due to its concentration of investments ~~in only two assets~~.

Unlike other funds that may invest in diversified assets, the Trust’s investment strategy is concentrated in ~~two~~ on a few assets within a single asset class. This concentration maximizes the degree of the Trust’s exposure to a variety of market risks associated with ~~bitcoin and ether~~ crypto assets. By concentrating its investment ~~strategy solely in bitcoin and ether~~, any losses suffered as a result of a decrease in the value of ~~bitcoin or ether~~ specific crypto assets can be expected to reduce the value of an interest in the Trust and will not be offset by other gains if the Trust were to invest in underlying assets that were more diversified.

Investors may be adversely affected by an overstatement or understatement of the NAV calculation of the Trust due to the valuation method employed on the date of the NAV calculation.

In certain circumstances, the Trust’s investments may be valued using techniques other than reliance on the price established by the Index. The value established by using the Index may be different from what would be produced through the use of another methodology. The value of crypto asset investments valued using techniques other than those employed by the Index, may differ from the value of the ~~ether~~ crypto assets determined by reference to the Index. See “Business of the Trust — The Trust’s Benchmark” and “Business of the Trust — Calculating NAV”.

The Market for Crypto ETFs May Reach Saturation

The development and commercialization of the Trust is subject to competitive pressures.

The Trust and the Sponsor face competition with respect to the creation of competing products, such as exchange-traded products offering exposure to the crypto assets market.

The Sponsor’s competitors may have greater financial, technical and human resources than the Sponsor. These competitors may also compete with the Sponsor. Smaller or early-stage companies may also prove to be effective competitors, particularly through collaborative arrangements with large and established companies. In addition, the timing of the Trust in reaching the market and the fee structure of the Trust relative to similar products may be affected by the crypto market cycles. For example, if the timing of the Trust’s commencement of operations coincides with the onset of a prolonged crypto price decline, it could have a detrimental effect on the scale and sustainability of the Trust. Accordingly, the Sponsor’s competitors may commercialize a product involving crypto assets more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to dissolve and terminate the Trust.

The Trust may struggle to attract new investors given the substantial number of existing ~~bitcoin and ether~~ crypto U.S. exchange-traded products in the market. Investors might prefer to allocate funds to one of the ~~eleven spot Bitcoin U.S. exchange-traded products or nine spot Ether U.S. spot~~ crypto assets exchange-traded products already available, which collectively hold significant market share. As of ~~September 2024~~17, 2025, such ~~spot Bitcoin~~ spot products hold approximately ~~$53.3 billion, and such spot Ether products hold around $6.4 billion~~$182.4 billion. The Trust will face competition from direct investments in ~~bitcoin, bitcoin spot and~~ crypto assets, crypto assets spot and futures-based products~~, ether, ether spot and futures-based products, other crypto assets~~, and other potential financial instruments, including securities tied to or backed by crypto assets, as well as other investment vehicles focused on other crypto assets. Market conditions, financial factors, and other external circumstances could make these alternatives more attractive, potentially impacting the Trust’s performance.

There can be no assurance that the Trust will grow to or maintain an economically viable size. There is no guarantee that the Sponsor will maintain a commercial advantage relative to competitors offering similar products. Whether or not the Trust and the Sponsor are successful in achieving the intended scale for the Trust may be impacted by a range of factors, such as the Trust’s timing in entering the market and its fee structure relative to those of competitive products.

If the SEC were to approve many or all of the currently pending applications for such exchange-traded crypto products, many or all of such products, including the Trust, could fail to acquire substantial assets, initially or at all. The Trust’s competitors may also charge a substantially lower fee than the Trust’s fee in order to achieve initial market acceptance and scale. If the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust and such shortfalls could impact the Sponsor’s ability to properly invest in robust ongoing operations and controls of the Trust to minimize the risk of operating events, errors, or other forms of losses to the Shareholders.

In addition, the Trust may also fail to attract adequate liquidity in the secondary market due to such competition, resulting in a sub-standard number of Authorized Participants willing to make a market in the Shares, which in turn could result in a significant premium or discount in the Shares for extended periods and the Trust’s failure to reflect the performance of the price of the Index Constituents.

OVERVIEW OF THE INDEX CONSTITUENTS’ INDUSTRY

~~The Index Constituents as of the date of this prospectus are bitcoin and ether. Bitcoin operates on the Bitcoin Network and Ether functions on the Ethereum Network. Both Index Constituents Networks are decentralized peer-to-peer computer networks and rely on public key cryptography for security, and their values are influenced by market supply and demand.~~ The Index Constituents, as of the date of this prospectus, are bitcoin (BTC), ether (ETH), XRP, solana (SOL), cardano (ADA) and stellar (XLM). Each Index Constituent operates on its respective network. The Index Constituents Networks are decentralized peer-to-peer computer systems that rely on public key cryptography for security, and their values are primarily influenced by market supply and demand. The Sponsor will disclose the current Index Constituents and their weighting on the Trust’s website on an ongoing basis.

In this section, the Sponsor provides descriptions of the Index Constituents. Bitcoin and ether are discussed in more detail in this section because, as of the date of this prospectus, they collectively represent over 85% of the Index. The Sponsor may update this section periodically; however, there is no obligation to amend the Registration Statement in the event of changes to the Index Constituents.

XRP

XRP is the native asset of the XRP Ledger (XRPL). XRPL is an open-source, decentralized blockchain created in 2012 by Ripple co-founder Chris Larsen, designed to facilitate rapid and cost-effective global payments. Its system comprises the XRPL Blockchain, the XRPL Protocol and XRPL Clients. XRPL can process nearly 1,000 transactions per second, making it suitable for cross-border payments with very low transaction fees. It supports a variety of transaction types, including payments, escrows, trust sets, order book transactions, and payment channel transactions.

The XRP Ledger uses a unique consensus protocol that ensures all users can agree on the ledger’s current state and the order of transactions. This protocol, known as the XRP Ledger Consensus Protocol, processes valid transactions without relying on a central operator, avoiding single points of failure. The network remains functional even if participants join, leave, or misbehave. If too many participants are unreachable or acting maliciously, progress halts instead of confirming invalid transactions. This consensus method avoids the resource-intensive competition seen in most other blockchain systems. The XRP Ledger Consensus Protocol aims to agree on a set of transactions for the next ledger version, apply them in order, and confirm that all participants reach the same result. Once this process is complete, the ledger version is considered validated and final.

The native token of the XRPL is XRP, and it serves as a bridge currency for financial transactions between different currencies and assets, granting access to the XRPL, which is designed to support a wide range of uses, including asset tokenization solutions and the issuance of digital currencies. XRP tokens function both as a crypto asset and as a security measure to prevent spam and malicious activity. Every XRP is fractionable to the smallest unit called Drop, and it has the same precision as a 64-bit unsigned integer where each unit is equivalent to 0.000001 XRP. It uses integer math, so that any amount less than a full drop is rounded down. XRP has a burning mechanism where a small fee is levied on each transaction, and this fee is permanently removed from the total supply. This explains why the total supply of XRP slightly differs from the maximum supply of 100 billion, with the current total at 99.98 billion.

XRP possesses a maximum supply cap of 100 billion coins, and there was no ICO for XRP. Instead, XRP was created and distributed through a private sale, with Ripple Labs, the company behind the XRP Ledger, initially holding a significant portion of the total supply. XRP’s distribution was structured differently from typical ICOs, and no public token sale occurred at the time of its launch. The initial distribution of the pre-mined XRP tokens was allocated among Ripple, the company behind the XRP Ledger, its co-founders, and the core team. Out of the 100 billion tokens, Ripple received 80 billion, while the remaining 20 billion were assigned to the co-founders and core team. To maintain control over the supply, Ripple locked 55 billion of the 80 billion tokens it received. These locked tokens are periodically unlocked through monthly escrows. As of now, approximately 62 billion XRP are in circulation, with the remaining 37 billion held by Ripple Labs and its founders.

Any changes affecting transaction processing or consensus must be approved by at least 80% of the network of validators. While Ripple Labs contributes to the network, its rights are the same as any other contributor. The XRP Ledger has over 150 validators, with more than 35 on the default Unique Node List (UNL), and Ripple operates only one of these nodes.

The XRP Ledger can be seen as a direct competitor to Bitcoin in the crypto asset space, as it seeks to improve upon Bitcoin by offering faster transaction confirmation times and a more diverse ecosystem of applications, though it is not as complex as traditional smart contract platforms like Ethereum. Recent advancements in programmability, coupled with successes in legal battles, have enhanced XRP’s public perception. However, the value of XRP is primarily influenced by factors such as demand in the global crypto market, market expectations for the adoption of the XRP Ledger as a novel payment network, the number of merchants accepting XRP, and the volume of peer-to-peer transactions involving the asset, among others.

Solana (SOL)

SOL is the native asset of the Solana blockchain. Solana is a high-performance smart contract platform designed for efficiency, enabling the creation of decentralized applications (dApps) for purposes such as decentralized finance (DeFi), digital collectibles (NFTs), and blockchain games. Its system comprises the Solana Network, the Solana Blockchain, the Solana Protocol and Solana Clients.

Solana uses Proof-of-Stake (PoS) for network consensus but integrates Proof-of-History (PoH) into its PoS mechanism to enable continuous block production. This allows Solana to skip over slow or unresponsive slot leaders without waiting for a full consensus round. Proof-of-History (PoH) is not a standalone consensus algorithm. PoH ensures consistent block production, with each validator independently verifying the PoH sequence, eliminating the need for external time synchronization.

Solana’s consensus algorithm, Tower BFT, leverages PoH’s synchronized clock computations to enhance performance and efficiency. This creates a universal clock across the network, allowing it to skip slots assigned to slow or unresponsive leaders. Validators can produce blocks continuously without waiting for previous blocks or undergoing a synchronous consensus round for each slot.

SOL, the native crypto asset for the Solana System, has a total supply of about 587 million tokens with no fixed cap, while the circulating supply is roughly 470 million tokens. SOL serves multiple purposes: (i) existing tokens are deposited as collateral (or stake) for users to join the network and provide security, (ii) newly issued tokens are issued as rewards for validators operating the network, and (iii) existing tokens are the medium of exchange with which users pay for code execution on the platform, allowing them to interact with different applications and send assets from one place to another. Every SOL is fractionable to the smallest unit called Lamports, with its smallest fraction equal to 0.000000001 SOL each.

The Solana blockchain relies on two types of globally distributed nodes: Validators and Remote Procedure Call (RPC) nodes. Validators are voting consensus nodes, while RPC nodes are non-voting nodes. Validators vote to determine the validity of transactions until consensus is reached. Once validated, the on-chain state changes are applied, and the transactions are recorded in the Solana ledger for permanent storage. The RPC node then sends the response back to the client application. Solana’s governance relies on Solana Improvement Proposals (SIPs), which outline suggested network changes. Anyone can submit a SIP, but community support is crucial. Validators, developers, and stakeholders review proposals to reach consensus on updates that shape the blockchain’s future.

Cardano (ADA)

As of the date of this prospectus, Cardano is an Index Constituent but is not an eligible asset under the Order.  As of the date of this prospectus, Cardano is not included in the Trust’s portfolio.

Cardano is a blockchain platform designed for scalability, security, and sustainability, supporting smart contracts and decentralized applications with a focus on research-driven development. Its System comprises the Cardano Network, the Cardano Blockchain, the Cardano Protocol, and Cardano Clients.

Cardano uses the Ouroboros PoS protocol to maintain its Blockchain where each block contains transactions and data, cryptographically linked. The Protocol includes rules for transaction processing, block creation, and consensus. Cardano Clients run on distributed computers worldwide, which interact with the Network to maintain the Blockchain, validate transactions and execute smart contracts.

ADA is the native crypto asset of the System, used to pay for transaction fees on the Network, as a peer-to-peer currency for value transfer, a unit of account with the ecosystem of applications, as the economic incentive for staking and participating in consensus, and within Cardano’s governance model where ADA holders can vote on proposals. Every ADA is fractionable to the sixth decimal place, with its smallest fraction equal to 0.000001 ADA and called a “Lovelace.”

To participate in Ouroboros, ADA holders can either operate staking pools and run Clients or delegate ADA holdings to a staking pool. Over time, pool operators are selected to create blocks based on their share of the stake in the Network. Similarly to Bitcoin and Ethereum, network upgrades are managed through Cardano Improvement Proposals (CIPs), with significant updates like the implementation of smart contracts happening in September 2021 via the Alonzo upgrade and further enhancements in scalability such as the launch of the Hydra second layer in May 2023.

ADA possesses a maximum supply cap of 45 billion coins, whose distribution included an initial coin offering (ICO), in which participants bought ADA using other crypto assets such as bitcoin and ether prior to the network’s genesis block, created on September 23, 2017. Approximately 31.1 billion ADA were initially distributed as follows: 648.2 million were assigned to the Cardano Foundation, 2.1 billion ADA to EMURGO, 2.5 billion ADA to IOHK, and 25.9 billion ADA were sold to the public during the ICO. The remaining ADA supply is distributed over time through staking rewards. When a stake pool successfully creates a block, it earns a reward to be shared among the pool’s operators and delegators. The reward consists of a base reward, a fixed amount of ADA awarded for creating a block, and fees paid by users whose transactions are included in the block. As of the date of this prospectus, the circulating supply of ADA is approximately 35.1 billion coins.

To incentivize decentralization of the capital among staking operators, pools with a larger stake receive more opportunities to create blocks, but the reward distribution mechanism ensures that smaller pools can still be viable. There’s a saturation point beyond which additional stake in a pool does not yield additional rewards, encouraging the delegation of ADA to multiple pools for a more decentralized network. A portion of the block reward is also allocated to a community treasury, which can be used for funding projects through Cardano’s governance system. While new ADA is minted through staking rewards, the rate of issuance is designed to become increasingly less inflationary over time. This controlled inflation aims to balance incentivizing participation with maintaining the value of ADA, with rewards from staking expected to decrease as more ADA is staked, reducing the overall issuance rate.

Being a smart contracts platform, Cardano directly competes with networks like Ethereum and Solana, distinguishing itself with its academic approach to blockchain development, emphasizing peer-reviewed research. The network’s evolution, particularly in smart contract capabilities, positions ADA as an integral part of Cardano’s broader ecosystem for decentralized applications. As such, the value of ADA is determined, in part, by the supply of and demand for ADA in the global crypto market, market expectations for the adoption of Cardano as a novel technological platform for DApps, the number of merchants that accept ADA as a form of payment, the volume of peer-to-peer transactions involving the asset, among other factors.

Stellar (XLM)

Stellar is a decentralized, open-source blockchain protocol designed to facilitate the issuance, transfer, and settlement of digital representations of all forms of money—fiat currencies, crypto assets, and other value forms. It was launched in 2014 by the Stellar Development Foundation (SDF) with the mission of increasing financial access and efficiency through blockchain technology. At its core, Stellar enables near-instant, low-cost cross-border transactions by supporting tokenized assets and offering a built-in decentralized exchange (DEX).

The Stellar network uses the Stellar Consensus Protocol (SCP), a unique federated Byzantine agreement (FBA) model that achieves consensus without relying on mining or staking. This consensus design promotes energy efficiency and fast finality (typically within 5 seconds), while allowing trusted nodes to define their own quorum slices. The protocol supports features such as multi-signature accounts, a limited set of smart contracts with constrained logic, and programmable payments.

Stellar’s native asset, lumen (XLM), serves two primary purposes: it is used to pay minimal transaction fees on the network and is required as a base reserve for each account to help deter ledger spam. While XLM plays a role in pathfinding and bridging between assets on Stellar’s DEX, it is not required for transfers of tokenized fiat currencies or stablecoins once sufficient liquidity is achieved. XLM has a total supply of 50 billion coins, with a circulating supply, as of July 4, 2025, of 30.9 billion coins.

Stellar has seen adoption by financial institutions, fintech firms, and central banks exploring digital currency issuance.

Stellar’s architecture makes it well-suited for remittances, payments, and tokenized asset issuance, positioning it as a foundational layer for regulated financial services and interoperable blockchain applications.

Regulation and Government Oversight of ~~Bitcoin and Ether~~ Crypto Assets

As crypto assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve and state financial institution and securities regulators) have been examining the operations of crypto asset networks, crypto asset users and the crypto asset markets, with particular focus on the extent to which crypto assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of trading platforms and other service providers that hold or custody crypto assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by crypto assets to investors. In addition, federal and state agencies have issued rules or guidance about the treatment of crypto asset transactions or requirements for businesses engaged in crypto asset activity. ~~President Biden’s March 9, 2022, Executive Order, asserting that technological advances and the rapid growth of the crypto asset markets “necessitate an evaluation and alignment of the United States Government approach to crypto assets,” signals an ongoing focus on crypto asset policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the crypto asset ecosystem and have recommended additional legislation and regulatory oversight. In addition, federal and state agencies, and other countries and international bodies have issued rules or guidance about the treatment of crypto asset transactions or requirements for businesses engaged in crypto asset activity.~~ Moreover, the failure of FTX in November 2022 and the resulting market turmoil substantially increased regulatory scrutiny in the United States and globally and led to SEC and criminal investigations, enforcement actions and other regulatory activity across the crypto asset ecosystem.

In addition, the SEC, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain crypto assets may be classified as securities and that ~~both~~ those crypto assets and any related initial coin offerings or other primary and secondary market transactions may be subject to securities regulations. ~~For example, in June 2023, the SEC brought charges against Binance and Coinbase, and in November 2023, the SEC brought charges against Kraken, alleging that they operated unregistered securities exchanges, brokerages and clearing agencies. In its complaints, the SEC asserted that several crypto assets are securities under the federal securities laws. Additionally~~ Therefore, it is possible that the SEC or other regulatory authorities may determine that certain Index Constituents held or invested in by the Trust are ‘securities’ under U.S. securities laws. Such determinations could subject the Trust and its Sponsor to additional regulatory requirements, including compliance with the Investment Company Act. These requirements may impose significant compliance burdens, operational restrictions, and additional costs, potentially affecting the Trust’s ability to operate as intended. For example, the classification of any Index Constituent as a security could necessitate registration, increased regulatory obligations, and higher operational and compliance costs. Furthermore, heightened regulatory scrutiny of transactions involving crypto assets deemed to be securities could impact the Trust’s ability to rebalance its portfolio or engage in ongoing trading activities. Restrictions on such transactions may lead to reduced liquidity or valuation challenges for affected assets, which could adversely impact the Trust’s performance and the value of the Shares.

For example, U.S. state and federal, and foreign regulators and legislatures have taken action against ~~virtual currency~~crypto asset businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from ~~virtual currency~~ crypto asset activity. For additional information, see “A determination that the Index Constituents or any other crypto asset is a “security” may adversely affect the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust.”

New laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the ~~Ethereum~~crypto industry.

~~Key Differences Between Bitcoin and Ether~~

~~The Bitcoin Network is a decentralized peer-to-peer network that allows for the secure value transfer of a bearer asset without intermediaries globally. Bitcoin (the token) is the network’s native asset and unit account, denominating balances and incentivizing miners to expend computation power to secure the Bitcoin Blockchain over time. On the other hand, the Ethereum Network is a programmable platform that enables the creation of different types of crypto assets and decentralized applications, creating a more versatile ecosystem for decentralized finance, NFTs, and complex blockchain applications. Ether (the token) fuels the Ethereum Network, denominates computational costs on the platform, and incentivizes validators to register data in the Ethereum Blockchain and securely maintain the Ethereum state over time.~~

~~Therefore, while Bitcoin is mostly focused on the value transfer utility — with some incipient second layer solutions that might improve its functionality in the future, Ethereum provides a more complete architecture for digital applications to run on top of secure blockchain rails. Additionally, bitcoin’s supply schedule and maximum cap remain unchanged since inception, generating demand for the asset as a potential digital store of value. On the other hand, ether has a mutable monetary policy and no maximum supply cap, with demand being driven by its utility as the fuel for DApp execution on Ethereum and the yield-bearing aspect of staked ether securing the Ethereum Network.~~

BUSINESS OF THE TRUST

The activities of the Trust are limited to (1) issuing Baskets in exchange for the cash deposited with the Cash Custodian as consideration, (2) selling or delivering crypto assets as necessary to cover the Sponsor’s Fee, Trust expenses not assumed by the Sponsor and other liabilities and (3) buying and selling crypto assets through the trading counterparties, as applicable, in exchange for Baskets in connection with creation and redemption.

The Trust is not actively managed. It does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of the Index Constituents.

The Trust’s Investment Strategies

The Trust will gain exposure to crypto assets by investing in the Index Constituents. It will maintain cash balances only as necessary to cover currently due Trust-payable expenses. Absent any Share redemption orders or due expenses, the Trust’s portfolio will consist solely of the Index Constituents, ~~that currently comprise only bitcoin and ether~~ except that the Sponsor may, at its sole discretion, exclude a specific Index Constituent under certain circumstances further described below. The Trust will not invest in any crypto assets outside the Index Constituents, nor will it invest in ~~crypto securities,~~ tokenized assets, or stablecoins. If any crypto asset other than ~~bitcoin and ether~~ the Index Constituents becomes eligible for inclusion in the Index, the Sponsor will ~~transition a sample replication strategy, with only bitcoin and ether in the same proportions determined by the Index. In the event the Trust seeks to change this and return~~ to ~~a full replication strategy, a rule filing under Rule 19b-4 of the Exchange Act would need to be filed with the SEC by the Exchange seeking approval to amend its listing rules to permit the Trust to hold the new Index Constituents~~ endeavor to maintain a full replication investment strategy and replicate the Index holdings. The ratio of investment in the Index Constituents, representing the proportion of quantities of ~~bitcoin and ether~~ crypto assets per Share, changes quarterly as described below in The Trust’s Benchmark.

~~As of January 7, 2025~~, As of September 19, 2025, the crypto assets constituents of the Index and their weightings were as follows:

Constituents	Weight
Bitcoin (BTC)	71.3%
Ether (ETH)	15.3%
Solana (SOL)	7.0%
XRP (XRP)	4.6%
Cardano (ADA)	1.3%
Stellar Lumens (XLM)	0.3%

The Sponsor will employ a passive investment strategy intended to track the Index, regardless of its direction, meaning that the Sponsor will not attempt to outperform the Index. This strategy aims to allow investors to buy and sell Shares to hedge against losses in Index-related transactions or to gain price exposure to the Index. Consistent with its investment objective, the Trust will not use its investments to enhance leverage or seek performance multiples or inverse multiples of the Index.

The weighting of each Index Constituent in the Trust’s portfolio is generally expected to match weighting of the Index Constituents in the Index, except when the Sponsor determines to exclude or limit the weight of one or more crypto assets from the Trust’s portfolio in the rules-based circumstances set forth below. In such cases, the weightings of the crypto assets held by the Trust are generally expected to be calculated proportionally to the respective Index Constituents for the remaining Index Constituents.

The Sponsor may, at its discretion, exclude or limit the weighting of Index Constituents in the Trust’s portfolio under the following circumstances:

●	The inclusion or projected weighting of a crypto asset could, in the Sponsor’s sole judgment, result in the Trust being required to register as an investment company under the Investment Company Act or require the Sponsor to register as an investment adviser under the Investment Advisers Act of 1940;

●	None or few of the Authorized Participants or service providers have the ability to trade or otherwise support the asset in a way that impacts the Trust operations;

●	The Sponsor determines, based on available guidance, that the use or trading of the crypto asset raises, or is likely to raise, significant governmental, policy, or regulatory concerns or is subject to, or likely to become subject to, a specialized regulatory regime, such as U.S. federal securities or commodities laws or similar laws in other significant jurisdictions;

●	The crypto asset’s underlying code contains, or may contain, material flaws or vulnerabilities; or

●	Holding the crypto asset would cause the Trust’s holdings to be inconsistent with applicable listing rules of the Exchange.

While these constraints are designed to ensure compliance with applicable laws and rules, they may result in deviations between the performance of the Trust and the performance of the Index. For example, as of the date of this prospectus, certain crypto assets included in the Index (such as Cardano) are not yet eligible for inclusion based on the applicable listing rules of the Exchange. As crypto assets become eligible, or if any Index Constituents later become ineligible, for inclusion based on the applicable listing rules of the Exchange, the Sponsor expects to adjust the inclusion and weighting of Index Constituents in the Trust’s portfolio accordingly. The Sponsor will disclose the current Index Constituents and their weighting on the Trust’s website on an ongoing basis.

To ensure compliance with applicable listing requirements, the Sponsor will monitor the weights of the crypto assets in the Trust’s portfolio and Index Constituents on a daily basis.

The Trust’s portfolio is rebalanced quarterly, on the first Business Day in March, June, September, and December, to ensure the portfolio remains aligned with the Index’s composition and weightings. The rebalancing process involves adjusting the quantities of ~~bitcoin and ether~~ crypto assets held by the Trust to reflect changes in the Index Constituents’ relative weights. This rebalancing is executed by purchasing or selling the necessary quantities of ~~bitcoin and ether~~ crypto assets to match the new weightings of the Index. The Trust will bear all transaction costs associated with rebalancing, including brokerage commissions, transaction fees, and any potential market impact costs. These rebalancing costs may slightly reduce the Trust’s performance, as such expenses will be deducted from the Trust’s assets. However, these costs are expected to be limited to the standard fees for ~~bitcoin and ether~~ crypto assets transactions and are not anticipated to impact the Trust’s ability to track the Index materially.

Neither the Trust, the Sponsor, any Crypto Custodian, nor any affiliated party will engage in activities where the Trust’s ~~ether becomes~~ crypto assets become subject to ~~Ethereum Network~~ the Index Constituents Networks’ proof-of-stake validation or is used to earn additional ~~ether~~ crypto assets or generate income. Any incidental rights to acquire other crypto assets, arising from ownership of the Index Constituents, will be permanently and irrevocably abandoned by the Sponsor.

The Trust’s Benchmark

Crypto assets are eligible for inclusion in the Index if they satisfy the criteria set forth under the Nasdaq Crypto US Index methodology, which includes being listed on a U.S.-regulated crypto asset trading platform at the time of the inclusion or serving as the underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform. The Index adjusts its constituents and weightings on a quarterly basis to reflect changes in the crypto asset markets. Currently, there are no U.S.-regulated crypto asset trading platforms and therefore, no crypto assets are eligible for inclusion in the Index based on this criteria as of the date of this prospectus. Notwithstanding inclusion in the eligible list, the Nasdaq Index Management Committee reserves the right to further exclude any additional assets based on one or more factors, including but not limited to, its review of general reputational, fraud, manipulation, or security concerns connected to the asset. Assets that, in the sole discretion of the Nasdaq Index Management Committee, do not offer utility, do not facilitate novel use cases, or that do not exhibit technical, structural or crypto-economic innovation (e.g., assets inspired by memes or internet jokes) may also be excluded. The Nasdaq Crypto US Index methodology has been written and designed to be forward-looking to account for any potential future regulatory changes, including potential changes where crypto asset trading platforms would be regulated by U.S. regulators such as the SEC and the CFTC.

The Index will be reconstituted and rebalanced quarterly, on the first Business Day in March, June, September, and December (“Reconstitution Date”). Should any material change to the composition of the Index results in a material change to the composition of the Trust (which the Sponsor generally considers to be a change of 15% or more to the Trust or the Index Constituents, but in any event, is also determined at the Trust’s discretion), Shareholders will be notified of such material change through a prospectus supplement, a current report on Form 8-K, the Trust’s periodic Exchange Act reports and/or on the Trust’s website.

Index Constituents Criteria

Notwithstanding inclusion in the eligible list, the NCIOC reserves the right to further exclude any additional assets based on one or more factors, including but not limited to its risk of being deemed a security by United States securities laws along with its review of general reputational, fraud, manipulation, or security concerns connected to the asset. Assets that, in the sole discretion of the Nasdaq Crypto Index Oversight Committee, do not offer utility, do not facilitate novel use cases, or that do not exhibit technical, structural or cryptoeconomic innovation (e.g., assets inspired by memes or internet jokes) may also be excluded. The Index will assess any crypto assets resulting from a hard fork or an airdrop under the same criteria as established crypto assets and will only include a new crypto asset if it meets the eligibility criteria set forth above. ~~Moreover, notwithstanding the above, the Sponsor will not invest the Trust’s assets in any other crypto assets (i.e., other than bitcoin and ether), even if such other crypto assets are included in the Index pursuant to the Index Rules and the eligibility criteria above~~. We expect to add assets from the eligible list to the Index Constituents as they become eligible under the generic listing requirements, subject to the right to exclude assets based on the criteria above.  The Index Constituents will be weighted according to their relative free float market capitalizations. The free float market capitalization of an Index Constituent on any given day is defined as the product of a settlement price of one of the Index Constituents (“Index Constituent Settlement Price”) and its circulating supply as set in the most recent reconstitution. Weights are calculated by dividing the free float market capitalization of a crypto asset by the total free float market capitalization of all Index Constituents at the time of rebalancing.

~~The table below details how each of the top 15 crypto assets by market capitalization were evaluated according to the eligibility criteria as of October 23, 2024:~~

~~NCI Criteria No.~~	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~Eligible?~~
~~BTC~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~
~~ETH~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~
~~USDT~~	~~No~~	~~Yes~~	~~Yes~~	~~No~~	~~No~~	~~No~~
~~BNB~~	~~No~~	~~No~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~SOL~~	~~Yes~~	~~Yes~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~USDC~~	~~Yes~~	~~Yes~~	~~Yes~~	~~No~~	~~No~~	~~No~~
~~XRP~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~DOGE~~	~~No~~	~~No~~	~~Yes~~	~~Yes~~	~~Yes~~	~~No~~
~~TRX~~	~~No~~	~~No~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~TON~~	~~No~~	~~No~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~ADA~~	~~Yes~~	~~Yes~~	~~Yes~~	~~No~~	~~Yes~~	~~No~~
~~AVAX~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~
~~SHIB~~	~~No~~	~~No~~	~~Yes~~	~~Yes~~	~~Yes~~	~~No~~
~~LINK~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~	~~Yes~~
~~DOT~~	~~Yes~~	~~Yes~~	~~No~~	~~Yes~~	~~Yes~~	~~No~~

~~Currently, U.S.-regulated derivatives platforms would be regulated by the CFTC, and therefore crypto assets eligible for inclusion in the Index based on this criteria includes crypto assets (i.e., spot bitcoin and spot ether) that are used as a reference price for futures contracts traded on a CFTC-regulated exchange. Based on this standard, the Chicago Mercantile Exchange (CME), Bakkt (under the ownership of Intercontinental Exchange — ICE), LedgerX (now operating as FTX US Derivatives), Cboe Digital Exchange (formerly ErisX and now part of Cboe Global Markets), and the Coinbase Derivatives Exchange are the U.S.-regulated platforms that currently list crypto asset derivative instruments.~~

~~As of today, based on the Sponsor’s assessment, the following assets meet all eligibility criteria and may be eligible for inclusion: bitcoin, ether, XRP, solana, cardano and stellar lumens (the latter is not included in the table above). This assessment is based on available data, and Nasdaq, along with the NCIOC, applies its own selection process. According to the Index methodology and as detailed in this section, satisfying the eligibility criteria does not guarantee inclusion in the Index, as the NCIOC retains sole discretion to exclude assets based on a variety of factors.~~

~~The Sponsor intends to seek SEC approval for the Trust to add new crypto assets as soon as they satisfy the eligibility criteria and are included in the Index. The Exchange would need to submit a Rule 19b-4 filing under the Exchange Act to the SEC, seeking approval to amend its listing rules to permit the inclusion of additional crypto assets in the Trust’s portfolio as they are incorporated in the Index. There can be no assurance that the Exchange will seek or obtain this approval, that the SEC will approve such a filing, or that any approval, if granted, will be timely, which may prevent the Trust from transitioning from sample replication to a full replication strategy for the Index.Shareholders will be notified of any changes to the Index Constituents through a prospectus supplement, a current report on Form 8-K, the Trust’s annual or quarterly reports,and/or on the Trust’s website.~~

Custody Of Crypto Assets

BitGo Agreement

The Sponsor has entered a custodial services agreement with BitGo (“BitGo Agreement”), and BitGo is also authorized to safeguard the Trust’s ~~bitcoin and ether~~ crypto assets holdings. BitGo maintains one or more custody accounts on its books, pursuant to the terms of the BitGo Agreement, for the receipt, safekeeping, and maintenance of crypto assets.

Coinbase PBA

Coinbase Custody is a trust company incorporated under the laws of the State of New York and authorized under New York law to provide custody services for the Trust’s ~~bitcoin and ether~~ crypto assets holdings. It is a regulated, qualified custodian under New York Banking Law and operates as one of the Crypto Custodians for the Trust (as of the date of this prospectus). Coinbase Custody will maintain custody of part of the Trust’s crypto assets, handling their receipt, safekeeping, and maintenance, in accordance with its prime broker agreement with the Sponsor. This agreement includes the Coinbase custody services agreement and the master trading agreement (collectively, the “Coinbase PBA”). The Coinbase PBA was executed on January 24, 2025.

The private key materials associated with the Trust’s ~~bitcoin and ether~~ crypto assets held by Coinbase Custody are stored in segregated accounts (the “Vault Balance”) in geographically dispersed offline storage facilities, separate from assets held by Coinbase Custody as principal and from other customer assets (not commingled with other proprietary or client assets). The Vault Balance is held at specific bitcoin or ether blockchain addresses where only the Trust’s assets reside. Coinbase Custody is prohibited from withdrawing the Trust’s bitcoin or ether from the Vault Balance or encumbering the assets without the Trust’s consent.

From time to time, the Trust’s ~~bitcoin and ether~~ crypto assets holdings may be held with Coinbase, Inc. in a trading account (the “Trading Balance”). This occurs in connection with the creation and redemption of Baskets, the sale of ~~bitcoin and ether~~ crypto assets to pay the Sponsor’s Fee and other Trust expenses not assumed by the Sponsor, or in extraordinary circumstances, during the liquidation of the Trust’s crypto assets. The Trust’s Trading Balance represents an entitlement to a pro rata share of the crypto assets held by Coinbase, Inc. on behalf of multiple customers, pooled within omnibus accounts. This balance is maintained across a combination of omnibus offline wallets, online wallets (with private keys stored online), or trading venue accounts, and while the majority of assets are stored in offline wallets, exact percentages are not disclosed for security reasons. The percentage of assets maintained in offline versus online storage is determined by Coinbase, Inc. with reference to ongoing risk analysis and market dynamics. Assets in the omnibus account are not part of the balance sheet of Coinbase, Inc.

Coinbase Custody may receive deposits of ~~bitcoin and ether~~ crypto assets but cannot transfer these assets without using the corresponding private keys, which are stored in undisclosed secure offline storage facilities which are geographically dispersed. For security reasons, exact locations are never disclosed. No private key is stored in a decrypted format. A limited number of Coinbase Custody employees are involved in private key management with proper segregation of duties, and no single individual has access to the complete private keys. Periodic internal audits and SOC (System and Organizational Controls) attestations over private key management are conducted by Coinbase Custody’s internal audit team and external providers.

Master Trading Agreement

Coinbase, Inc. (the “Prime Execution Agent”), an affiliate of Coinbase Custody is responsible for managing the execution of trades in ~~bitcoin and ether~~ crypto assets on behalf of the Trust. This role is governed by the Coinbase PBA, a material agreement which outlines the responsibilities and operating terms under which Coinbase facilitates trade execution and temporary holding of assets in the Trading Balance. Coinbase has extensive experience in digital asset markets and has operated as a trusted entity in crypto asset services since its establishment in 2012.

Crypto assets may be temporarily held with Coinbase, Inc. in the Trading Balance for limited purposes, including Basket creations and redemptions, the sale of ~~bitcoin and ether~~ crypto assets to cover the Sponsor’s Fee and other Trust expenses, and, in exceptional cases, during the liquidation of Trust assets. The Coinbase PBA specifies that the Trust does not hold a direct claim to specific assets within the Trading Balance; instead, it maintains a pro rata entitlement to the assets held on behalf of multiple customers, pooled within omnibus accounts. While exact proportions of assets in online versus offline storage are undisclosed for security reasons, Coinbase, Inc. maintains the majority of assets in offline storage and allocates online storage as needed to facilitate liquidity. This approach is based on Coinbase, Inc.’s security protocols, which prioritize asset protection while maintaining operational liquidity.

Cash associated with the Trust’s trading activities may be temporarily held by Coinbase, Inc. in FBO (For Benefit Of) accounts at insured financial institutions or in Money Market Funds. The Trust’s orders for the sale of ~~bitcoin and ether~~ crypto assets are executed on approved Connected Trading Venues, determined through Coinbase, Inc.’s due diligence and risk assessments. Coinbase, Inc. may route orders to its own platform or third-party venues as necessary to optimize execution terms for the Trust, with factors like liquidity and transaction costs taken into account. However, Coinbase, Inc. may act as principal in certain trades to fill residual order size, creating potential conflicts of interest. These are mitigated by established policies, with fair execution practices and asset protection as priorities.

Calculating NAV

The Trust’s NAV per Share will be calculated by taking the current market value of its total assets, subtracting any liabilities, and dividing that total by the number of Shares. The assets of the Trust will consist of ~~bitcoin, ether~~ crypto assets, cash and cash equivalents. The Sponsor has the exclusive authority to determine the Trust’s NAV, which it has delegated to the Administrator.

CREATION AND REDEMPTION OF SHARES

The Trust expects to create and redeem Shares on a continuous basis but only in Baskets of 10,000 Shares. Only Authorized Participants, which are registered broker-dealers who have entered into written agreements with the Sponsor and/or the Trust, can place orders to receive Baskets in exchange for cash.

The Sponsor and the Trust will engage in crypto asset transactions for converting cash into ~~bitcoin and ether~~ crypto assets (in association with purchase orders) and ~~bitcoin and ether~~ crypto assets into cash (in association with redemption orders). The Trust will conduct its transactions by choosing, in its sole discretion, either to trade directly with third parties, who are not registered broker-dealers, pursuant to written agreements between such Crypto Trading Counterparties and the Trust, and Coinbase, Inc. as the “Prime Execution Agent” (each, a “Crypto Trading Counterparty”). The Sponsor and the Trust ~~expects~~ expect to conduct these transactions by trading directly with Crypto Trading Counterparties. Crypto Trading Counterparties may be added at any time, subject to the discretion of the Sponsor. In the event the Sponsor engages any additional Crypto Trading Counterparties, shareholders will be notified of the addition of such Crypto Trading Counterparty through a prospectus supplement and/or a current report on Form 8-K or through the Trust’s annual or quarterly reports, or through the Trust’s website.

The Authorized Participants will deliver only cash to create Shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin and ether as part of the creation or redemption process or otherwise direct the Sponsor and/or the Trust or a third party with respect to purchasing, holding, delivering, or receiving bitcoin and ether as part of the creation or redemption process.

The Trust will create Shares by receiving ~~bitcoin and ether~~ crypto assets from a third party that is not the Authorized Participant and the Sponsor and/or the Trust — not the Authorized Participant — is responsible for selecting the third party to deliver ~~bitcoin and ether~~ crypto assets. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the delivery of the ~~bitcoin and ether~~ crypto assets to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of ~~bitcoin and ether~~ crypto assets to the Trust. The Trust will redeem Shares by delivering ~~bitcoin and ether~~ crypto assets to a third party that is not the Authorized Participant and the Sponsor and/or the Trust — not the Authorized Participant — is responsible for selecting the third party to receive ~~bitcoin and ether~~ crypto assets. Further, the third party will not be acting as an agent of the Authorized Participant with respect to the receipt of ~~bitcoin and ether~~ crypto assets from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of ~~bitcoin and ether~~ crypto assets from the Trust. The third party will be unaffiliated with the Trust and the Sponsor.

Creation and redemption orders will take place as follows, where “T” is the date of the order and each day in the sequence must be a Business Day:

Creation Order Date (T)	Settlement Date (T+1)
● Authorized Participant places a creation order.	● The Authorized Participant delivers the Basket cash component to the Trust’s cash account that is maintained with the Cash Custodian.

● The Transfer Agent accepts (or rejects) the creation order.	● The Crypto Trading Counterparty or the Prime Execution Agent deposits the ~~bitcoin and ether~~ crypto assets into the Trust’s Trading Account related to the purchase transaction.

● The Trust will enter into a transaction with the Crypto Trading Counterparty or the Prime Execution Agent to purchase the corresponding ~~bitcoin and ether~~ crypto assets.	● Once the Trust is in simultaneous possession of the Basket cash component and ~~the bitcoin and ether~~ the crypto assets, the Trust delivers the corresponding Shares to the Authorized Participant.

● As soon as practicable after 4:00 p.m. ET, the Sponsor determines the Basket cash component, including any dollar cost difference between the ~~bitcoin and ether~~ price utilized in calculating NAV per Share and the price at which the Trust acquires the ~~bitcoin and ether~~ crypto assets.	● The Trust transfers the cash related to the purchase transaction from the Trust cash account maintained with the Cash Custodian to the Crypto Trading Counterparty or the Prime Execution Agent.
Redemption Order Date (T)	Settlement Date (T+1)
● Authorized Participant places a redemption order.	● The Authorized Participant delivers the Baskets of Shares to be redeemed to the Trust.

● The Transfer Agent accepts (or rejects) the redemption order.	● The Crypto Trading Counterparty or the Prime Execution Agent delivers cash to the Trust’s cash account that is maintained with the Cash Custodian related to the sell transaction.

● The Trust instructs the Crypto Custodian to prepare to move the corresponding ~~bitcoin and ether~~ crypto assets from the Trust’s Custody Account to the Trading Account.	● Once the Trust is in simultaneous possession of the Basket of Shares and the respective Basket cash component, the Trust cancels the Shares comprising the number of Baskets redeemed by the Authorized Participant.

● The Trust enters into a transaction with the Crypto Trading Counterparty or the Prime Execution Agent to sell the corresponding ~~bitcoin and ether~~ crypto assets.	● The Trust instructs the Crypto Custodian to transfer the corresponding ~~bitcoin and ether~~ crypto assets agreed on the sell transaction from the Trust’s Trading Account to the Crypto Trading Counterparty or Prime Execution Agent.

● As soon as practicable after 4:00 p.m. ET, the Sponsor determines the Basket cash component, including any dollar cost difference between the ~~bitcoin and ether~~ crypto assets price utilized in calculating NAV per Share and the price at which the Trust sells the ~~bitcoin and ether~~ crypto assets.	● The Trust transfers the Basket cash component from the cash account maintained with the Cash Custodian to the Authorized Participant.

Issuance of Baskets

A standard creation transaction fee is imposed to offset the transfer and other transaction costs associated with the issuance of Baskets. For a creation of Baskets, the Authorized Participant will be required to submit the purchase order by 2:00 p.m. ET, or the close of regular trading on the Exchange, whichever is earlier (the “Order Cutoff Time”). The Order Cutoff Time may be modified by the Sponsor in its sole discretion.

On the date of the Order Cutoff Time for a creation order, the Trust will enter into a transaction by choosing, in its sole discretion, to trade directly with a Crypto Trading Counterparty or the Prime Execution Agent, to buy ~~bitcoin and ether~~ crypto assets in exchange for the cash proceeds from such creation order. The Authorized Participant is responsible for the dollar cost of the difference between the ~~bitcoin and ether~~ crypto assets price utilized in calculating the NAV per Share on the creation order date and the price at which the Trust acquires the ~~bitcoin and ether~~ crypto assets to the extent the price amount for buying the ~~bitcoin and ether~~ crypto assets is higher than the price utilized in calculating the NAV. In the case the price amount for buying the ~~bitcoin and ether~~ crypto assets is lower than the price utilized in calculating the NAV, the Authorized Participant shall keep the dollar impact of any such difference.

The Authorized Participant must submit a purchase order indicating the number of Baskets it intends to acquire. The Sponsor will acknowledge the purchase order and the date of acknowledgement will determine the estimated cash amount (the “Basket Cash Component”) the Authorized Participant needs to deposit and the quantity of each Index Constituent in a Basket (the “Basket Crypto Portfolio”) the Trust needs to purchase from the Crypto Trading Counterparty. The final cash amounts will be determined after the Trust’s net asset value is struck and the Trust’s crypto transactions have settled. However, orders received after the Order Cutoff Time on a Business Day will not be accepted and should be resubmitted on the following Business Day~~. Fractions of a bitcoin smaller than.00000001 (known as a “satoshi”) and of ether smaller than.000000000000000001 (known as a “Wei”) are disregarded for purposes of the computation of the Basket Crypto Portfolio~~.

If the purchase order is accepted, a copy of the purchase order endorsed "Accepted" (or an automated email indicating the acceptance of the purchase order) and indicating the Basket Cash Component that the Authorized Participant must deliver to the Cash Custodian or Prime Execution Agent in exchange for each Basket will be transmitted to the Authorized Participant, vía electronic mail message or other electronic communication, no later than 8:00 p.m. ET on the date such purchase order is received, or deemed received. Prior to the acceptance as specified above, a purchase order will only represent the Authorized Participant's unilateral offer to deposit cash in exchange for Baskets and will have no binding effect upon the Trust, the Trustee, the Trust Administrator, the Crypto Custodians or any other party.

The Basket Cash Component necessary for the creation of a Basket changes from day to day. As of the date of this prospectus, a Basket requires delivery of $250,000. On each day that the Exchange is open for regular trading, the Trust Administrator will adjust the cash amount constituting the Basket Cash Component and the quantity of the Index Constituents constituting the Basket Crypto Portfolio as appropriate to reflect sales of ~~bitcoin and ether~~ crypto assets, any loss of ~~bitcoin and ether~~ crypto assets that may occur, and accrued expenses. The computation is made by the Sponsor as promptly as practicable after 4:00 p.m. ET. See “Business of the Trust — The Trust’s Benchmark” and “Business of the Trust — Calculating NAV” for a description of how the Index is determined, and description of how the Sponsor determines the NAV. The Sponsor will determine the Basket Cash Component for a given day by multiplying the NAV by the number of Shares in each Basket and determine the Basket Crypto Portfolio for a given day by multiplying the Basket Cash Component for that day by that day’s Index Constituent’s weight and divide by its price. The Basket Cash Component and the Basket Crypto Portfolio so determined will be made available to all Authorized Participants and Crypto Transaction Counterparties and will be made available on the Trust’s website for the Shares.

On the date of the Order Cutoff Time, the Sponsor will choose, in its sole discretion, which Crypto Trading Counterparty to buy the Index Constituents in exchange for the cash proceeds from such purchase order. For settlement of a creation, the Trust delivers Shares to the Authorized Participant in exchange for cash received from the Authorized Participant. Meanwhile, the Crypto Trading Counterparty delivers the required ~~bitcoin and ether~~ crypto assets in exchange for cash. In the event the Trust has not been able to successfully execute and complete settlement of a crypto asset transaction by the settlement date of the purchase order, the Authorized Participant will be given the option to (1) cancel the purchase order, or (2) accept that the Trust will continue to attempt to complete the execution, which will delay the settlement date of the purchase order. With respect to a purchase order, as between the Trust and the Authorized Participant, the Authorized Participant is responsible for the dollar cost of the difference between the Index Constituent price utilized in calculating NAV on trade date and the price at which the Trust acquires the Index Constituent to the extent the price realized in buying the Index Constituent is higher than the price utilized in the NAV. To the extent the price realized in buying ~~bitcoin and ether~~ crypto assets is lower than the price utilized in the NAV, the Authorized Participant shall keep the dollar impact of any such difference.

The “Trust’s Trading Balance” is a trading account at which the Trust’s holdings in ~~bitcoin, ether~~ crypto assets and cash from time to time may be held in connection with the sale of crypto assets to pay Trust expenses not assumed by the Sponsor. Because the Trust’s Trading Balance may not be funded with cash on trade date for the purchase of the Index Constituents associated with the purchase order, the Trust may borrow trade credits “Trade Credits” in the form of cash from the “Trade Credit Lender” pursuant to a “Trade Financing Agreement” or may require the Authorized Participant to deliver the required cash for the purchase order on trade date. The extension of Trade Credits on trade date allows the Trust to purchase ~~bitcoin and ether~~ crypto assets through the Prime Execution Agent on trade date, with such asset being deposited in the Trust’s Trading Balance. For settlement of a creation, the Trust delivers Shares to the Authorized Participant in exchange for cash received from the Authorized Participant. To the extent Trade Credits were utilized, the Trust uses the cash to repay the Trade Credits borrowed from the Trade Credit Lender. Any financing fee owed to the Trade Credit Lender is deemed part of trade execution costs and embedded in the trade price for each transaction.

Upon the deposit by the Crypto Trading Counterparty of the corresponding amount of the Index Constituents with the Trust’s Trading Balance, and of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees), the Cash Custodian will deliver the appropriate number of Baskets to the DTC account of the depositing Authorized Participant. As of the date of this prospectus, the Authorized Participants are Macquarie Capital (USA) Inc., Virtu Americas LLC and Cantor Fitzgerald & Co., all of whom are registered broker-dealers, members in good standing of FINRA, and have executed agreements with the Sponsor and the Trust. Additional Authorized Participants may be added at any time, subject to the discretion of the Sponsor.

In connection with the paragraph above, when the Trust purchases the Index Constituents, deposit of such crypto assets will initially be credited to the Trust’s Trading Balance before being swept to the Trust’s balance with the Crypto Custodians pursuant to a regular end-of-day sweep process “Trust’s Vault Balance”. Transfers of crypto assets into the Trust’s Trading Balance are off-chain transactions and transfers from the Trust’s Trading Balance to the Trust’s Vault Balance are “on-chain” transactions represented on the ~~bitcoin or ether~~ each blockchain. Any costs related to transactions and transfers from the Trust’s Trading Balance to the Trust’s Vault Balance are not borne by the Trust or its Shareholders. For creations, on-chain transaction fees are paid by the Crypto Trading Counterparty.

Because the Sponsor has assumed what are expected to be most of the Trust’s expenses, in the absence of any extraordinary expenses or liabilities, the amount of Index Constituents by which the Basket Crypto Portfolio will decrease each day, respectively, will be predictable. The Trustee intends to have the Trust Administrator make available on each Business Day an indicative Basket Crypto Portfolio for the next Business Day. Authorized Participants may use that indicative Basket Crypto Portfolio as guidance regarding the amount of cash that they may expect to have to deposit with the Administrator in respect of accepted purchase orders placed by them on such next Business Day.

The agreement entered into with each Authorized Participant provides, however, that once a purchase order has been accepted by the Trustee, the Authorized Participant will be required to deposit with the Administrator the Basket Cash Component as determined by the Trustee on the effective date of the purchase order.

~~Bitcoin and ether~~ Crypto assets transactions that occur on the blockchain are susceptible to delays due to the Index Constituents Networks outages, congestion, spikes in transaction fees demanded by miners, or other problems or disruptions. To the extent that ~~bitcoin and ether~~ crypto assets transfers from the Trust’s Trading Balance to the Trust’s Vault Balance are delayed due to congestion or other issues with the Index Constituents Networks, such crypto assets will not be held in offline storage in the Vault Balance until such transfers can occur.

The Sponsor and/or the Trust may suspend the acceptance of purchase orders or the delivery or registration of transfers of or refuse a particular purchase order, delivery or registration of Shares (i) during any period when the transfer books are closed or (ii) at any time, if the Sponsor thinks it advisable for any reason. The Sponsor and/or the Trust shall reject any purchase order or redemption order that is not in proper form.

Redemption of Baskets

Authorized Participants, acting on authority of the registered holder of Shares, may surrender Baskets in exchange for the corresponding Basket Cash Component. For a redemption of Baskets, the Authorized Participant will be required to submit a redemption order by an Order Cutoff Time. On the date of the Order Cutoff Time, the Sponsor and/or the Trust instructs the Crypto Custodian to prepare to move the associated ~~bitcoin and ether~~ crypto assets from the Trust’s Vault Balance with the Crypto Custodian to the Trust’s Trading Balance.

With respect to a redemption order, between the Trust and the Authorized Participant, the Authorized Participant will bear the difference between the Index Constituent price utilized in calculating the NAV the redemption order date and the price realized in selling such crypto asset to raise the cash needed for the cash redemption order to the extent the price realized in selling the Index Constituent is lower than the crypto asset price utilized in the NAV. To the extent the price realized is selling the Index Constituent is higher than the price utilized in the NAV, the Trust will deliver the dollar impact of any such difference to the Authorized Participant.

The transfers of ~~bitcoin and ether~~ crypto assets from the Trust’s Trading Balance to the Crypto Trading Counterparty’s account or to the Prime Execution Agent is an “off-chain” transaction that is recorded in the books and records.

The Trust’s Trading Balance may not be funded with the Index Constituents on trade date for the sale of crypto assets in connection with the redemption order, when the asset remains in the Trust’s Vault Balance with the Crypto Custodian at the point of intended execution of a sale of crypto assets. In those circumstances, the Trust may borrow Trade Credits in the form of Index Constituents from the Trade Credit Lender, which allows the Trust to sell ~~bitcoin and ether~~ crypto assets on trade date, and the cash proceeds are deposited in the Trust’s Trading Balance. For settlement of a redemption where Trade Credits were utilized, the Trust delivers cash to the Authorized Participant in exchange for Shares received from the Authorized Participant. In the event Trade Credits were used, the Trust will use the Index Constituents moved from the Trust’s Vault Balance with the Crypto Custodian to the Trading Balance to repay the Trade Credits borrowed from the Trade Credit Lender.

Transfers of ~~bitcoin and/or ether~~ crypto assets from the Trust’s Vault Balance to the Trust’s Trading Balance are “on-chain” transactions represented on such crypto asset blockchain. For redemptions, the on-chain transaction fees are paid by the Trust and their dollar cost is borne by the Authorized Participant.

~~Bitcoin and ether~~ Crypto assets transactions that occur on the blockchain are susceptible to delays due to Index Constituents Networks outages, congestion, spikes in transaction fees demanded by miners, or other problems or disruptions. To the extent that ~~bitcoin and ether~~ crypto assets transfers from the Trust’s Vault Balance to the Trust’s Trading Balance are delayed due to congestion or other issues with the Index Networks or the Trust’s operations, redemptions in the Trust could be delayed.

Upon the surrender of such Shares and the payment of any expenses, taxes or charges (such as stamp taxes or stock transfer taxes or fees) by the redeeming Authorized Participant, and the completion of the sale of Index Constituents for cash by the Trust, the Trustee will instruct the delivery of cash or Index Constituents to the Authorized Participant. The Authorized Participant is responsible for the dollar cost of the difference between the value of the Index Constituent calculated by the Trust Administrator for the applicable NAV per Share of the Trust and the price at which the Trust sells such crypto asset to raise the cash needed for the cash redemption order to the extent the price realized in selling the asset is lower than the crypto asset price utilized in the NAV. To the extent the price realized in selling the Index Constituent is higher than the price utilized in the NAV, the Authorized Participant shall get to keep the dollar impact of any such difference.

An Authorized Participant must submit a redemption order indicating the number of Baskets it intends to redeem. The date the Trust receives that order determines the Basket Cash Component to be received in exchange. However, orders received after the Order Cutoff Time on a Business Day will not be accepted and should be resubmitted on the following Business Day.

All taxes incurred in connection with the delivery of ~~bitcoin and ether~~ crypto assets to the Crypto Custodians or cash to the Cash Custodian in exchange for Baskets (including any applicable value added tax) will be the sole responsibility of the Authorized Participant making such delivery.

ADDITIONAL INFORMATION ABOUT THE TRUST

The Trust

The number of outstanding Shares is expected to increase and decrease from time to time as a result of the creation and redemption of Baskets. The creation and redemption of Baskets requires the delivery to the Trust or the distribution by the Trust of the amount of cash equivalent to the amount of ~~bitcoin and ether~~ crypto assets represented by the NAV of the Baskets being created or redeemed. The total amount of ~~bitcoin and ether~~ crypto assets required for the creation of Baskets will be based on the combined net assets represented by the number of Baskets being created or redeemed.

The Trust has no operating history. The Trust and the Sponsor face competition with respect to the creation of competing products, such as exchange-traded products offering exposure to the spot ~~ether~~ crypto assets market, the ~~spot bitcoin market, the bitcoin futures market, the ether~~ crypto assets futures market, and/or other crypto assets and derivatives on crypto assets. There can be no assurance that the Trust will grow to or maintain an economically viable size. There is no guarantee that the Sponsor will maintain a commercial advantage relative to competitors offering similar products. Whether or not the Trust is successful in achieving its intended scale may be impacted by a range of factors, such as the Trust’s timing in entering the market and its fee structure relative to those of competitive products.

Termination of the Trust

The Sponsor will notify Shareholders at least 30 days before the date for termination of the Trust Agreement and the Trust if any of the following occurs:

●	a United States regulator requires the Trust to shut down or forces the Trust to liquidate its ~~bitcoin and/or ether~~ crypto assets;

●	any ongoing event exists that either prevents the Trust from making or makes impractical the Trust’s reasonable efforts to make a fair determination of the price of ~~bitcoin and/or ether~~ crypto assets for purposes of determining the NAV of the Trust;

Upon the dissolution of the Trust, the Sponsor (or in the event there is no Sponsor, such person (the “Liquidating Trustee”) as the majority in interest of the beneficial owners of the Trust may propose and approve) shall take full charge of the property of the Trust. Any Liquidating Trustee so appointed shall have and may exercise, without further authorization or approval of any of the parties hereto, all of the powers conferred upon the Sponsor under the terms of the Trust Agreement, subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, and provided that the Liquidating Trustee shall not have general liability for the acts, omissions, obligations and expenses of the Trust. Thereafter, in accordance with section 3808(e) of the DSTA, the affairs of the Trust shall be wound up and all assets owned by the Trust shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order of priority: (a) to the expenses of liquidation and termination and to creditors, including registered owners and beneficial owners of the Trust who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Trust (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for distributions to registered owners of the Trust, and (b) to the beneficial owners of the Trust pro rata in accordance with their respective percentage interests of the property of the Trust. The proceeds of the liquidation of the Trust’s assets will be distributed in cash. The Sponsor, on behalf of the Trust, will sell the Trust’s ~~bitcoin and/or ether~~ crypto assets at market prices and will distribute to the Shareholders any amounts of the cash proceeds of the liquidation remaining after the satisfaction of all outstanding liabilities of the Trust and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Sponsor will determine. Shareholders are not entitled to any of the Trust’s underlying ~~bitcoin and/or ether~~ crypto assets holdings upon the dissolution of the Trust.

THE TRUST’S SERVICE PROVIDERS

Sponsor

Key Personnel

The Trust does not have any directors, officers or employees. The following persons, in their respective capacities as directors or executive officers of the Sponsor, a Cayman limited company, perform certain functions with respect to the Trust that, if the Trust had directors or executive officers, would typically be performed by them.

Marcelo Sampaio, born in 1980, is the Co-Founder and Chief Executive Officer. In this role, he oversees the overall strategic direction, management, and operational aspects of the firm’s crypto asset management platforms. Prior to founding Hashdex, Mr. Sampaio co-founded Endless, Inc., serving as Chief Growth Officer. He has also held senior roles at Microsoft and Oracle, where he became the youngest sales director globally. Mr. Sampaio has been investing in digital assets since 2012 and holds a degree in Production Engineering from PUC-Rio. He has completed leadership programs at Harvard Business School and management programs at INSEAD, France.

Bruno Caratori, born in 1981, is the Co-Founder, and Chief Operating Officer. He oversees the firm’s operational activities and product development. Before joining Hashdex, Mr. Caratori led product development at Edmodo and previously worked at Gávea Investimentos and RiskControl. He holds an MBA from Stanford University, a master’s degree in Business Economics from EPGE/FGV, and a bachelor’s degree in Electrical Engineering from PUC-Rio.

~~Bruno Leonardo Passos, born in 1981, is one of the Directors of the Sponsor and serves as Head of Risk and Operations, Risk and Compliance. In this capacity, he oversees the firm’s risk and compliance management strategies and operational infrastructure. Prior to Hashdex, Mr. Passos spent over a decade at Polo Capital, leading the software development and risk departments. He also worked at RiskControl, a risk management software company acquired by Accenture. Mr. Passos holds a master’s degree in Computer Science from PUC-Rio and a degree in Electronic and Computer Engineering from UFRJ.~~

Bruno Sousa, born in 1982, is one of the Directors of the Sponsor and serves as Head of US & Europe. He joined the Sponsor as Head of Legal after a distinguished career at Veirano Advogados, where he led the Fintech practice. Mr. Sousa has nearly two decades of legal experience, with a focus on Corporate and M&A law. He has been recognized by Chambers & Partners and other legal directories for his work in these areas. Mr. Sousa holds an LLB from the Universidade de São Paulo and completed the Fintech Programme at Oxford University’s Saïd Business School.

Samir Kerbage, born in 1988, serves as one of the Directors and Chief Investment Officer of the Sponsor. He is responsible for overseeing product development, research, and investment management in the company’s crypto asset offerings. Mr. Kerbage holds a degree in Computer Engineering from the Military Institute of Engineering (IME) and has extensive experience in financial market infrastructure and quantitative trading. Prior to the Sponsor, he worked at Americas Trading Group and has been involved in the digital assets space since 2016. He began his career as a Military Engineering Officer in the Brazilian Army.

Silvia Motta, born in 1983, has served as the Chief Financial Officer, where she is responsible for the firm’s financial operations, strategy, and human resources. Ms. Motta holds dual degrees in Electrical Engineering from PUC-Rio and École Centrale de Lyon, and an MBA from Harvard Business School. Her prior experience includes strategic consulting at McKinsey & Company, leading strategy at Coca-Cola Brazil, and managing venture capital investments at Movile.

~~João Marco Braga da Cunha, born in 1982, serves as the Portfolio Manager at Hashdex. With over a decade of experience in the financial market, his expertise spans quantitative trading, private equity, market risk, macroeconomic research, and investment analysis. João Marco holds a Bachelor’s and a Master’s degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and the Graduate School of Economics at the Getúlio Vargas Foundation (EPGE/FGV). He also earned a second Master’s and a PhD in Electrical Engineering from PUC-Rio.~~

CONFLICTS OF INTEREST

The Sponsor and its employees and affiliates may participate in transactions related to the Index Constituents, either for their own account (subject to certain internal employee trading operating practices) or for the account of others, such as clients, and such transactions may occur prior to, during, or after the commencement of this offering. Such transactions may not serve to benefit the Shareholders of the Trust and may have a positive or negative effect on the market value of the ~~ether~~ crypto assets held by the Trust and, consequently, on the ~~market~~ value of ~~ether~~ crypto assets. Because these parties may trade the Index Constituents for their own accounts at the same time as the Trust, prospective Shareholders should be aware that such persons may take positions in Index Constituents which are opposite, or ahead of, the positions taken for the Trust. There can be no assurance that any of the foregoing will not have an adverse effect on the performance of the Trust.

GLOSSARY

Index Constituents: ~~Bitcoin and ether~~ As of the date of this prospectus, Bitcoin (BTC), ether (ETH), solana (SOL), XRP (XRP), cardano (ADA) and stellar lumens (XLM).

Spot: A cash market transaction in which the buyer and seller agree to the immediate purchase and sale of a cryptocurrency, usually with a two-day settlement crypto asset.